2009 ANNUAL REPORT


10012416

inTEST

inTEST Corporation









COMPANY PROFILE

inTEST Corporation (Nasdaq: INTT) is an independent designer, manufacturer and marketer of ATE (Automatic Test Equipment) interface solutions and temperature management products used by semiconductor manufacturers to perform final testing of integrated circuits (ICs) and electronic assemblies. Our high-performance products are designed to enable semiconductor manufacturers to improve the speed, reliability, efficiency and profitability of IC test processes. Specific products include test head manipulators and docking hardware products, temperature management systems and customized interface solutions. We have established strong relationships with semiconductor manufacturers and ATE manufacturers globally, which we support through a network of local offices. Our largest customers include Analog Devices, Inc., Cypress Semiconductor Corporation, Emerson Electric Co., Freescale Semiconductor, Inc., Hakuto Co., Ltd., LTX-Credence Corporation, Northrop Grumman Corporation, Teradyne, Inc., Texas Instruments Incorporated, and W.L.Gore & Associates, Inc.

Headquartered in Cherry Hill, New Jersey, inTEST has approximately 100 highly skilled and trained technical personnel. We have manufacturing facilities in New Jersey, Massachusetts and California. We also have sales, service and support offices in Singapore, the U.K. and Germany, with additional support personnel in other key semiconductor manufacturing areas around the world.


139.7 cm
(55 in.)
99.1cm
(39.0in.)
15.2cm
(6.0in.)

DEAR STOCKHOLDERS,

A Brief Look Back at 2009

We entered 2009 having survived in 2008 what we considered our most challenging year ever, a year in which the semiconductor capital equipment business experienced the most severe downturn in its history. Although our bookings continued to be depressed through the first quarter of 2009, we began to see an increase in quoting activity. Indeed, as we progressed through the year, bookings and then sales began a significant rebound. This momentum has continued into 2010 as I write this letter.

Our response to the depressed business levels of 2008 was a significant restructuring of our business. We did this with the goal of cash conservation. Although our cash level decreased during 2009, we are now seeing cash beginning to rebuild. As a part of our restructuring efforts in 2008 and early 2009, we implemented significant reductions in both salaries and certain employee benefits; these temporary reductions have been restored as a result of the improved business climate. Also as a part of the restructuring we have significantly reduced our head count resulting in increased employee productivity as business recovers.

The rebound in business that began in the second quarter of 2009 has continued to build in 2010. We believe that the semiconductor capital equipment business, and hence our business, is in a bona fide growth period. However, since there is never a guarantee of continuing good times, we will proceed to grow the business with discretion.

Our Operating Segments

Our Mechanical Products segment's recovery began during the latter part of 2009 and has continued into 2010. This is due in part to the strong recovery in tester sales in the industry as well as being partly attributable to the continued development and refinement of our manipulator and docking hardware products during the downturn, which provided us with a well-targeted product mix for the business upturn. In past business cycles, docking hardware has led in sales coming out of a downturn. In this business upturn, there is such pent-up demand that both docking hardware and manipulators are showing strong recoveries.

Our Electrical Products segment's tester interface products are purchased primarily for manufacturing-capacity expansion. As such, they experienced bookings and sales



recovery at the end of 2009. This is due to a combination of capacity expansion and the result of new designs completed during the downturn. We expect solid sales performance to continue in 2010.

Our Thermal Products segment's business cycle tends to be delayed from that of our other two groups due to the fact that a significant portion of its product offerings are used in product development and product testing both inside and outside of the semiconductor business. As a result of this diversification, this segment's business did not suffer nearly as much during 2008 but did begin to decline in the latter half of the year. This segment's business stabilized to some extent in the middle of 2009, and as we enter 2010 we believe it is beginning a growth cycle. This growth is being fueled not only by semiconductor-related business, but also by non-semiconductor business, including sales into such diverse industries as aerospace, automotive, communications and medical.

The Future

Our historical goals have been to grow through development of our existing business as well as through acquisition. During the severe business downturn, we redefined our goal to that of survival. We have done that and now return to our path of business development and expansion. We remain committed to maintaining the highest ethical standards in our relationships with employees, customers, shareholders and the public at large, and to exceeding our customers' expectations while protecting shareholder value.

Sincerely,

Robert E. Matthiessen

Robert E. Matthiessen
President & CEO
June 30, 2010



inTEST Corporation

FORM 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K*

*** See Explanatory Notes to Index regarding omission of Part III information.**

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2009
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________________ to ________________

Commission File Number 0-22529

inTEST Corporation
(Exact name of registrant as specified in its charter)

DELAWARE	**22-2370659**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
7 ESTERBROOK LANE	
CHERRY HILL, NEW JERSEY	**08003**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (856) 424-6886

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company) ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold on June 30, 2009 (the last business day of the registrant's most recently completed second fiscal quarter), was: $1,545,403.

The number of shares outstanding of the registrant's Common Stock, as of March 15, 2010, was 10,301,456.

InTEST CORPORATION
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2009

INDEX

Explanatory Notes

[1] The text of Items 10, 11, 12, 13, and 14 is omitted from this document except for the portion of Item 12 that is responsive to Item 201(d) of Regulation S-K. The omitted information is included in our Proxy Statement for the 2010 Annual Meeting of Stockholders. This information may also be obtained from our website (www.intest.com) or the website of the SEC (www.sec.gov).

[2] Page numbers correspond to the pagination of this document, which is different from the pagination of the Report as filed with the SEC due to the omission of the information as described in the foregoing note.

inTEST CORPORATION
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2009
PART I

Item 1. BUSINESS

Cautionary Statement Regarding Forward-Looking Statements

From time to time, we make written or oral "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements contained in our filings with the Securities and Exchange Commission, or SEC, (including this Report on Form 10-K), our annual report to stockholders and in other communications. These statements do not convey historical information, but relate to predicted or potential future events, such as statements of our plans, strategies and intentions, or our future performance or goals. Our forward-looking statements can often be identified by the use of forward-looking terminology such as "believes," "expects," "intends," "may," "will," "should" or "anticipates" or similar terminology, and include, but are not limited to, statements made in this Report regarding:

- the sufficiency of cash balances, lines of credit and net cash from operations;
- the indicators of a change in the industry cycles in the integrated circuit, or IC, and automatic test equipment, or ATE, industries;
- developments and trends in the IC and ATE industries;
- the possibility of future acquisitions or dispositions;
- our cost-containment initiatives;
- the implementation of current and future facility consolidations and restructuring initiatives;
- costs associated with compliance with the Sarbanes-Oxley Act of 2002 and new SEC regulations;
- the development of new products and technologies by us or our competitors;
- the availability of materials used to manufacture our products;
- the availability of qualified personnel;
- general economic conditions;
- net revenues generated by foreign subsidiaries;
- exchange rate fluctuations;
- variable product warranty costs;
- pressure on prices from OEM customer supply line managers;
- stock price fluctuations;
- the anticipated market for our products; and
- other projections of net revenues, taxable earnings (loss), net earnings (loss), net earnings (loss) per share, capital expenditures and other financial items.

Investors and prospective investors are cautioned that such forward-looking statements are only projections based on current estimations. These statements involve risks and uncertainties and are based upon various assumptions. We discuss many of these risks and uncertainties under Item 1A "Risk Factors," below, and elsewhere in this Report. These risks and uncertainties, among others, could cause our actual future results to differ materially from those described in our forward-looking statements or from our prior results. We are not obligated to update these forward-looking statements, even though our situation may change in the future.

INTRODUCTION

We are an independent designer, manufacturer and marketer of mechanical, thermal and electrical products that are used by semiconductor manufacturers in conjunction with automatic test equipment, or ATE, in the testing of integrated circuits, or ICs. Our high performance products are designed to enable semiconductor manufacturers to improve the efficiency of their IC test processes and, consequently, their profitability. We supply our products worldwide to major semiconductor manufacturers and semiconductor test subcontractors directly and through leading ATE manufacturers. Our largest customers include Analog Devices, Inc., Cypress Semiconductor Corporation, Emerson Electric Co., Freescale Semiconductor, Inc., Hakuto Co. Ltd., LTX-Credence Corporation, Northrop Grumman Corporation, Teradyne, Inc., Texas Instruments Incorporated, and W.L. Gore & Associates, Inc.

Item 1. BUSINESS (Continued)

The consolidated entity is comprised of inTEST Corporation (parent) and our wholly-owned subsidiaries. inTEST Corporation was incorporated in New Jersey in 1981 and reincorporated in Delaware in April 1997. We manage our business as three product segments as more fully discussed under "Our Segments" below which consist of our Mechanical Products, Thermal Products and Electrical Products segments.

During 2008, we completed two acquisitions of complementary businesses as part of our continuing strategy to expand our business through the acquisition of businesses or technologies and our strategy to diversify our revenue streams outside the ATE market.

In July 2008, we acquired the assets of Diamond Integration, L.L.C., ("Diamond") a business that provides post-warranty service for ATE equipment to semiconductor manufacturers. The total cost to acquire these assets was $262,000. The results of Diamond are included in our Mechanical Products segment. Please see Note 3 of the footnotes to our consolidated financial statements for details of the purchase price allocation.

In October 2008, we acquired Sigma Systems Corp. ("Sigma"), a manufacturer of thermal platforms, custom configured environmental chambers and other environmental test solutions for a variety of industries including automotive, medical/pharmaceutical, electronic, aerospace/defense and ATE. Sigma is included in our Thermal Products segment and has expanded our product offerings outside the ATE market. We believe Sigma's products are highly complementary to our other thermal products and will greatly facilitate our further penetration into non-ATE markets. The purchase price was approximately $3.5 million and was paid with $1.0 million in cash, 550,000 shares of our common stock, and the issuance of non-negotiable promissory notes in an aggregate principal amount equal to $1.5 million. In addition, during the closing of the transaction we repaid $303,000 of debt on the books of Sigma and incurred transaction costs of $226,000. Please see Note 3 of the footnotes to our consolidated financial statements for detail of the purchase price allocation.

Business Environment

Changes in global economic conditions affect the demand for products which contain semiconductors which in turn has a significant impact on the demand for ATE. The global economy and financial markets experienced extreme disruption in late 2008 and most of 2009 and remain at levels well below historical levels. This caused a significant weakening in both consumer and business demand for products which contain semiconductors, which in turn caused the ATE utilization rates at our customers to decline materially from normal levels. As a result, we experienced significant declines in the bookings and sales of our products during the fourth quarter of 2008 and the first quarter of 2009. This downward trend reversed in the second quarter of 2009, when we experienced sequential growth in both the bookings and sales of our products which continued throughout the balance of 2009. We currently expect demand to continue to be strong throughout 2010, although our visibility remains limited.

As a result of the deterioration in our business in late 2008 and early 2009, we took a number of steps to reduce our fixed operating costs and preserve cash. These actions included workforce reductions, salary and benefit reductions for remaining staff, facility closures and consolidations and other operating expense reductions. Our goal was to reduce our fixed cost structure to a level better aligned with the reduced level of demand we were experiencing so that when business conditions improved, we would return to profitability on a lower level of revenues. These actions and trends are more fully discussed in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

INDUSTRY

Overview

Historically, the semiconductor market has been characterized by rapid technological change, wide fluctuations in demand and shortening product life cycles. Designers and manufacturers of a variety of electronic and industrial products, such as cell phones, telecom and datacom systems, Internet access devices, computers, transportation and consumer electronics, require increasingly complex ICs to provide improved end-product performance demanded by their customers. Semiconductor manufacturers generally compete based on product performance and price. We believe that testing costs represent a significant portion of the total cost of manufacturing ICs. Semiconductor manufacturers remain under pressure to maximize production yields and reduce testing costs. At the same time, the growing complexity of ICs has increased the difficulty of maximizing test yields. In order to address these market trends, semiconductor manufacturers strive for more effective utilization of ATE, smaller test areas and increased wafer level testing.

Item 1. BUSINESS (Continued)

Demand for new ATE and related equipment depends upon several factors, including the demand for products that incorporate IC's, the increasing complexity of IC's and the emergence of new IC design, production and packaging technologies. Some of the evolutionary changes in IC technologies include the shift to 300 mm wafers in production, system-on-a-chip, or SOC, where digital, analog and memory functions are combined on a single IC, and chip scale packaging. As a result of these and other advances, semiconductor manufacturers may require additional ATE not only to handle increases in production but also to handle the more sophisticated testing requirements of IC's.

IC Test Process

Semiconductor manufacturers typically produce IC's in multiples of several hundred on a silicon wafer which is later separated or "diced" into individual IC's. Extended leads are then attached to the individual IC's, for later connection to other electrical components. In most cases, the IC's are then encapsulated in a plastic, ceramic or other protective housing. These process steps are called "packaging."

Wafers are tested before being diced and packaged, to ensure that only properly functioning IC's are packaged. This testing step has several names, including "front-end test," "wafer test," "wafer probe" or "wafer sort." In front-end test, an electronic handling device known as a wafer prober automatically positions the wafer under a probe card which is electronically connected to a "test head," which connects electrically to a test system. During front-end testing there is a growing trend of thermally conditioning the wafer during test, especially in the memory and automotive markets. Once the good IC's have been identified, they are packaged.

The packaged IC's also require testing, called "back-end test" or "final test," to determine if they meet design and performance specifications. Packaged IC's are tested after loading into another type of electronic handling device called a "package handler" or "handler," which then transfers the packaged IC's into a test socket which is attached to the test head. These handlers may be temperature controlled for testing. "Wafer probers" and "handlers" are sometimes referred to in this Report collectively as "electronic device handlers."

Testers range in price from approximately $100,000 to over $3.0 million each, depending primarily on the complexity of the IC to be tested and the number of test heads (typically one or two) with which each tester is configured. Probers and handlers range in price from approximately $50,000 to $500,000. A typical test floor of a large semiconductor manufacturer may have 100 test heads and 100 probers or 250 handlers supplied by various vendors for use at any one time.

Test head manipulators, also referred to as positioners, facilitate the movement of the test head to the electronic device handler. Docking hardware mechanically connects the test head to the wafer prober or handler. Tester interface products provide the electrical connection between the test head and the wafer or packaged IC. Traditionally, temperature management products are used in back-end test to allow a manufacturer to test packaged IC's under the extreme temperature conditions in which the IC may be required to operate. However, we believe that temperature-controlled testing will be an increasingly important part of front-end wafer testing as more parameters traditionally tested for in back end-test are moved to front-end test.

Trends in IC Testing

ATE is used to identify unacceptable packaged IC's and bad die on wafers. ATE assists IC manufacturers in controlling test costs by performing IC testing in an efficient and cost-effective manner. In order to provide testing equipment that can help IC manufacturers meet these goals, we believe the ATE industry must address the following issues:

Change in Technology. End-user applications are demanding IC's with increasingly higher performance, greater speeds, and smaller sizes. IC's that meet these higher standards are more complex and dense. SOC designs are likely to be more in demand in the future. These technology trends have significant implications for the IC testing process, including:

- the need for test heads of higher complexity;
- higher signal densities;
- increasing test speeds; and
- a new generation of testers for SOC and other technologies.

Item 1. BUSINESS (Continued)

Need for Plug-Compatibility and Integration. Semiconductor manufacturers need test methodologies that will perform increasingly complex tests while lowering the overall cost of testing. This can require combining ATE manufactured by various companies into optimally performing systems. Semiconductor manufacturers have to work closely with various test hardware, software, interface and component vendors to resolve design and compatibility issues in order to make these vendors' products plug-compatible with test equipment manufactured by other vendors.

Testing Under Extreme Conditions. IC's will have to perform across a wider spectrum of temperature and environmental conditions than ever before because of the growing complexity of products in which they are deployed. Temperature testing will likely find an increasing role in front-end, wafer level testing. Creating a uniform thermal profile over much larger wafer areas represents a significant engineering and design challenge for ATE manufacturers.

Demand for Higher Levels of Technical Support. As IC testing becomes more complex, semiconductor manufacturers demand higher levels of technical support on a routine basis. ATE manufacturers must commit appropriate resources to technical support in order to develop close working relationships with their customers. This level of support also requires close proximity of service and support personnel to customers' facilities.

Cost Reduction Through Increased Front-End Testing. As the cost of testing IC's increases, semiconductor manufacturers will continue to look for ways to streamline the testing process to make it more cost-effective, such as the recent trend to use massive parallel test, in which semiconductor manufacturers test multiple IC's on the wafer simultaneously. We believe that this factor will lead to more front-end, wafer-level testing.

<u>OUR SOLUTIONS</u>

Historically, we have focused our development efforts on designing and producing high quality products that provide superior performance and cost-effectiveness. We have sought to address each manufacturer's individual needs through innovative and customized designs, use of the best materials available, quality manufacturing practices and personalized service. We have designed solutions to overcome the evolving challenges facing the ATE industry, which we believe provide the following advantages:

Scalable, Universal, High Performance Interface Technology. Our universal test head manipulators provide a high degree of positioning flexibility with a minimum amount of effort. As a result, our products can be used in virtually any test setting. Our manipulator products are designed to accommodate the increased size of test heads. Our docking hardware offers precise control over the connection to test sockets, probing assemblies and interface boards, reducing downtime and minimizing costly damage to fragile components. Our tester interface products optimize the integrity of the signals transmitted between the test head and the device under test by being virtually transparent to the test signals. This results in increased accuracy of the test data and may thus enable improved test yields. We believe that these characteristics will gain even more significance as testing becomes even more demanding.

Compatibility and Integration. A hallmark of our products has been, and continues to be, compatibility with a wide variety of ATE. Our mechanical products are all designed to be used with otherwise incompatible ATE. We believe this integrated approach to ATE facilitates smooth changeover from one tester to another, longer lives for interface components, better test results, increased ATE utilization and lower overall test costs.

Temperature-Controlled Testing. Our Thermostream (R) products are used by manufacturers in a number of industries to stress test a variety of semiconductor and electronic components, PC boards and sub-assemblies. Our Thermochuck (R) products are used by semiconductor manufacturers for front-end temperature stress screening at the wafer level. Factors motivating manufacturers to use temperature testing include design characterization, failure analysis and quality control as well as determining performance under extreme operating temperatures, all of which contribute to manufacturing cost savings. Our acquisition of Sigma has significantly increased our product offerings in the area of temperature-controlled testing. Sigma's thermal platforms and temperature and humidity chambers can accommodate large thermal masses and are found in both laboratory and production environments.

Worldwide Customer Service and Support. We have long recognized the need to maintain a physical presence near our customers' facilities. As of December 31, 2009, we had domestic manufacturing facilities in New Jersey, Massachusetts and California and provided service to our customers from sales and service offices in the U.S., Europe and Asia. As part of our 2009 restructuring

Item 1. BUSINESS (Continued)

actions, we suspended manufacturing operations at our Singapore operation and closed our sales office in Japan both of which were a part of our Mechanical Products segment. In addition, in our Thermal Products segment, we consolidated the operations of Sigma from its El Cajon, CA facility into our Temptronic Corporation facility in Sharon, MA. These items are more fully discussed in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" below. Despite these actions, our engineers remain easily accessible to, and can work directly with, most of our customers from the time we begin developing our initial proposal, through the delivery, installation and use of the product by our customer. In this way, we are able to develop and maintain close relationships with our customers.

OUR STRATEGIES

In the last several quarters we have had to balance our actions to achieve appropriate adjustments to our operating structure and yet meet the needs of our customers in the changing business environment. In addition, we remain committed to our goals of being recognized in our markets as the designer and manufacturer of the highest quality and most cost effective products and becoming the key supplier of all of our customers' ATE needs, other than probers, handlers and testers. Our strategies to achieve these goals include the following:

Providing Technologically Advanced Solutions. We are committed to designing and producing only the highest quality products which incorporate innovative designs to achieve optimal cost-effectiveness and functionality for each customer's particular situation. Our engineering and design staff is continually engaged in developing new and improved products and manufacturing processes.

Leveraging Our Strong Customer Relationships. Our technical personnel work closely with ATE manufacturers to design tester interface and docking hardware that are compatible with their ATE. As a result, we are often privy to proprietary technical data and information about these manufacturers' products. We believe that because we do not compete with ATE manufacturers in the prober, handler and tester markets, we have been able to establish strong collaborative relationships with these manufacturers that enable us to develop ancillary ATE products on an accelerated basis.

Maintaining Our International Presence. Our existing and potential customers are concentrated in certain regions throughout the world. We believe that we must maintain a presence in the markets in which our customers operate. We currently have offices in the U.S., Europe and Asia. As part of our 2009 restructuring actions, we suspended manufacturing operations in our Singapore operation and closed our Japanese sales office and we significantly reduced staff in certain offices. Despite these actions, we continue to maintain appropriate personnel with relatively easy access for our customers. These items are more fully discussed in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

Pursuing Synergistic Acquisitions. A key element of our growth strategy has been to acquire businesses, technologies or products that are complementary to our current product offerings. Since our initial public offering in 1997, we have acquired several businesses which have enabled us to expand our line of product offerings and have given us the opportunity to market a broader range of products to our customer base and, in the case of both the Temptronic acquisition in 2000 and the Sigma acquisition in 2008, provided access to markets that are less sensitive to cyclicality than the ATE market. At the current time, acquisition targets are generally suffering from similar recessionary effects as we are experiencing. Consequently, the prospects of finding an appropriate candidate and financing for same is severely limited. However, when business conditions improve, if we have financial resources to do so, we would seek to renew our strategy to make acquisitions that will further expand our product lines, enabling us to become a key supplier to the test floor for a complete selection of equipment compatible with testers, probers and handlers of all manufacturers.

Pursuing Revenue Growth Opportunities Outside the Semiconductor ATE Market. Another element of our growth strategy is to pursue revenue growth opportunities in markets we have not traditionally served, such as the automotive, medical/pharmaceutical, electronic, aerospace/defense, communications and consumer electronics. We believe that we may be able to reduce some of the cyclicality that we have historically experienced by further diversifying our revenue streams outside the semiconductor ATE market. We see the most potential for this within our Thermal Products segment. For the years ended December 31, 2009 and 2008 approximately $2.5 million or 11% and $5.9 million or 15%, respectively, of our consolidated net revenues were derived from markets outside semiconductor test. These revenues were all generated by our Thermal Products segment. We cannot determine at this time whether we will continue to be successful in building our sales in these non-traditional markets or what the growth rate of our sales in these markets will be in future periods.

Item 1. BUSINESS (Continued)

Controlling costs. At the same time as we are pursuing growth opportunities, we will seek ways to more aggressively streamline our cost structure, so that we are positioned to offer products at prices that provide the margin for a reasonable profit as well as the resources for continual product development.

OUR SEGMENTS

Our business is managed as three segments, which are also our reporting units: Mechanical Products, Thermal Products and Electrical Products.

During 2009, our Mechanical Products segment consisted of our manufacturing operation in Cherry Hill, New Jersey as well as our subsidiaries in Singapore (inTEST Pte) and Japan (inTEST KK). During the fourth quarter of 2009, we completed the closure of inTEST KK in Japan. During 2008, we centralized all manufacturing of mechanical products in our Cherry Hill, New Jersey facility (we had previously manufactured these products in Singapore as well as in Germany). The facility closure and consolidation actions described above are in response to the aforementioned significant reduction in demand we experienced in late 2008 and early 2009. Effective January 1, 2010, our Singapore operation (inTEST Pte), which no longer manufactures mechanical products, became part of our Thermal Products segment, which historically sold its thermal products through this operation while it was also a manufacturing operation for the Mechanical Products segment.

During 2009, our Thermal Products segment consisted of our subsidiaries in Sharon, Massachusetts (Temptronic Corporation and Sigma Systems Corp) and Germany (Temptronic GmbH). We consolidated the operations of Sigma from its El Cajon, CA facility into Temptronic's Sharon, MA facility in December 2009. As noted in the prior paragraph, effective January 1, 2010, our Singapore operation (inTEST Pte) became part of the Thermal Products segment.

Our Electrical Product segment consists of our subsidiary in San Jose, California (inTEST Silicon Valley Corporation).

Semiconductor manufacturers use our mechanical products during testing of wafers and specialized packaged ICs. They use our thermal and electrical products in both front-end and back-end testing of ICs. These ICs include microprocessors, digital signal processing chips, mixed signal devices, MEMS (Micro-Electro-Mechanical Systems), application specific ICs and specialized memory ICs, and are used primarily in the automotive, aerospace, computer, consumer products and telecommunications industries. We custom design most of our products for each customer's particular combination of ATE.

Mechanical Products

Manipulator Products. We offer four lines of manipulator products: the in2(R), the M Series, the Aero Series and the Cobal Series. These free-standing universal manipulators can hold a variety of test heads and enable an operator to reposition a test head for alternate use with any one of several probers or handlers on a test floor. Certain members of the Aero family are also available as a lower-cost solution for dedicated prober-only or handler-only test cell applications.

The in2(R) and Cobal Series of manipulator products incorporate our balanced floating-head design. This design permits a test head weighing up to 3,000 pounds to be held in an effectively weightless state, so it can be moved manually or with optional powered assistance, up or down, right or left, forward or backward and rotated around each axis (known as six degrees of motion freedom) by an operator using a modest amount of force. The same design features enable the operator to dock the test head without causing inadvertent damage to the fragile electrical contacts. As a result, after testing a particular production lot of ICs, the operator can quickly and easily disconnect a test head that is held in an in2(R) manipulator and equipped with our docking hardware and dock it to another electronic device handler for testing either a subsequent lot of the same packaged ICs or to test different ICs. The in2(R) and Cobal Series manipulators range in price from approximately $12,000 to $80,000.
The M Series line of manipulator products consists of the M400 and M500 manipulators. These compact universal manipulators are designed to handle test heads weighing less than 550 pounds. The up and down movement is counter-balanced by an air-pressure-based floating state technology. The M Series manipulators range in price from approximately $12,000 to $30,000.

The Aero Series of manipulator products consists of the Aero 450H and Aero 150P manipulators. These manipulators are designed to handle test heads weighing less than 1,500 pounds. The up and down movement is supported by an air-pressure-based floating state technology. The Aero Series manipulators range in price from $10,000 to $30,000.

Item 1. BUSINESS (Continued)

Docking Hardware Products. Our docking hardware products protect the delicate interface contacts and ensure proper repeatable and precise alignment between the test head's interface board and the prober's probing assembly or the handler's test socket as they are brought together, or "docked." A simple cam action docks and locks the test head to the prober or handler, thus eliminating motion of the test head relative to the prober or handler. This minimizes deterioration of the interface boards, test sockets and probing assemblies which is caused by constant vibration during testing. Our docking hardware products are used primarily with floating-head universal manipulators when maximum mobility and inter-changeability of handlers and probers between test heads is required. By using our docking hardware products, semiconductor manufacturers can achieve cost savings through improved ATE utilization, improved accuracy and integrity of test results, and reduced repairs and replacements of expensive ATE interface products.

We believe our docking hardware products offer our customers the ability to make various competing brands of test heads compatible with various brands of probers and handlers by only changing interface boards. This is called "plug-compatibility." Plug-compatibility enables increased flexibility and utilization of test heads, probers and handlers purchased from various manufacturers. We believe that because we do not compete with ATE manufacturers in the sale of probers, handlers or testers, ATE manufacturers are willing to provide us with the information that is integral to the design of plug-compatible products. Our docking hardware products range in price from approximately $2,000 to $25,000.

Thermal Products

Our thermal products are sold into the environmental test market encompassing a wide variety of industries including aerospace, automotive, communications, consumer electronics, defense, medical and semiconductor industries. Our thermal products enable a manufacturer to test semiconductor wafers and IC's, electronic components and assemblies, mechanical assemblies and electromechanical assemblies. These products provide the ability to characterize and stress test a variety of materials over extreme and variable temperature conditions that can occur in actual use.

ThermoChuck(R) Products: Our ThermoChuck(R) precision vacuum platform assemblies, used primarily in the semiconductor industry, quickly change and stabilize the temperature of semiconductor wafers accurately and uniformly during testing without removing the wafer from its testing environment. Such temperatures can range from as low as -65 degrees Celsius to as high as +400 degrees Celsius. ThermoChucks(R) are incorporated into wafer prober equipment for laboratory analysis and for in-line production testing of semiconductor wafers. ThermoChuck(R) products range in price from approximately $16,000 to $90,000.

ThermoStream(R) Products: Our ThermoStream(R) products are used in the semiconductor industry as a stand-alone temperature management tool, or in a variety of electronic test applications as part of our MobileTemp(TM) systems. ThermoStream(R) products provide a source of heated and cooled air which can be directed over the component or device under test. These systems are capable of controlling temperatures to within +/- 0.1 degree Celsius over a range of -90 degrees Celsius to as high as +225 degrees Celsius within 1.0 degree Celsius of accuracy. As a stand-alone tool, ThermoStreams(R) provide a temperature-controlled air stream to rapidly change and stabilize the temperature of packaged IC's and other devices.

Our MobileTemp(TM) Series combines our ThermoStream(R) products with our family of exclusive, high-speed ThermoChambers(TM) to offer thermal test systems with fast, uniform temperature control in a compact package enabling temperature testing at the test location. MobileTemp(TM) Systems are designed specifically for small thermal-mass applications beyond the semiconductor market and have found application in the automotive, electronic, fiber optic, medical and oil field service industries testing such things as electronic sub-assemblies, sensor assemblies, and printed circuit boards. Traditionally, our customers used ThermoStream(R) products primarily in engineering, quality assurance and small-run manufacturing environments. However, increasingly, our customers use ThermoStream(R) products in longer-run production applications. ThermoStream(R) and MobileTemp(TM) products range in price from approximately $6,000 to $50,000.

Our acquisition of Sigma has significantly broadened our product line and provided access to a wide array of market applications. Sigma products are used to test or condition products in almost every market, including food, pharmaceutical, medical, electronic test, and material test, to name a few.

Thermal and Humidity Chambers: Our chamber products are available in variety of sizes, from small bench-top units to chambers with internal volumes of twenty-seven cubic feet and greater and with temperature ranges as wide as of -190 degrees Celsius

Item 1. BUSINESS (Continued)

to +500 degrees Celsius. Chambers can be designed to utilize liquid nitrogen or liquid carbon dioxide cooling or mechanical refrigeration, and sometimes both. These chambers can accommodate large thermal masses and are found in both laboratory and production environments. Chambers are priced from $10,000 to $60,000.

Thermal Platforms: Our platforms are available in surface sizes ranging from 7.2 square inches to 396 square inches. They provide a flat, thermally conductive, precisely temperature controllable surface that is ideal for conditioning and testing devices with a flat surface. Platforms are available with temperature ranges as broad as -185 degrees Celsius to +250 degrees Celsius. Thermal platforms can be designed to utilize either liquid nitrogen or liquid carbon dioxide cooling or mechanical refrigeration. Platforms offer virtually unimpeded access to the device under test and their easy access and compact size makes them ideal for convenient bench-top use. Platforms are priced from $6,500 to $45,000.

Electrical Products

Our electrical products, which include various types of tester interfaces, provide the electrical connections between the tester and the wafer prober or IC handler to carry the electrical signals between the tester and the probe card on the prober or the test socket on the handler. Our designs optimize the integrity of the transmitted signal which increases the accuracy of the test data. Therefore, our tester interfaces can be used with high speed, high frequency, digital or mixed signal testers used in testing more complex ICs. Because our tester interface products enable the tester to provide more reliable yield data, our interfaces may also reduce IC production costs. We design standard and modular interface products to address most possible tester/prober combinations on the market today. In addition, we provide a custom design service that will allow any of our customers to use virtually any tester, prober or handler combination with any type of device, such as analog, digital, mixed signal and radio frequency. For example, our Centaur(R) modular interface is designed to provide flexibility and scalability through the use of replaceable signal modules which can be easily changed on the test floor as our customers' testing requirements change. In addition to the Centaur(R) modular interface, we also offer over 200 different types of tester interface models that we custom designed for our customers' specific applications. These products range in price from approximately $1,000 to $60,000.

Financial Information About Product Segments and Geographic Areas

Please see Note 18 of our consolidated financial statements included in Item 8 of this Report on Form 10-K for additional data regarding net revenues, profit or loss and total assets of each of our segments and revenues attributable to foreign countries.

MARKETING, SALES AND CUSTOMER SUPPORT

We market and sell our products primarily in markets where semiconductors are manufactured. North American and European semiconductor manufacturers have located most of their back-end factories in Southeast Asia. The front-end wafer fabrication plants of U.S. semiconductor manufacturers are primarily in the U.S. Likewise, European, Taiwanese, South Korean and Japanese semiconductor manufacturers generally have located their wafer fabrication plants in their respective countries.

Mechanical and Electrical Products: In North America, we sell to semiconductor manufacturers principally through the use of independent, commissioned sales representatives. North American sales representatives also coordinate product installation and support with our technical staff and participate in trade shows.
Our internal sales staff handles sales to ATE manufacturers and is responsible for a portfolio of customer accounts and for managing certain independent sales representatives. In addition, our account managers are responsible for pricing, quotations, proposals and transaction negotiations, and they assist with applications engineering and custom product design. Technical support is provided to North American customers and independent sales representatives by employees based in New Jersey, California and Texas.

In Europe we sell to semiconductor and ATE manufacturers through our internal sales staff and through the use of independent sales representatives. In China, Japan, Malaysia, the Philippines, Singapore, South Korea, Taiwan and Thailand, we sell through the use of independent sales representatives who are supervised by our internal sales staff. International sales representatives are responsible for sales, installation, support and trade show participation in their geographic market areas. Technical support is provided to Asian customers primarily by employees based in Malaysia, the Philippines and Taiwan.

Item 1. BUSINESS (Continued)

Thermal Products: Sales to ATE manufacturers are handled directly by our own sales force. Sales to semiconductor manufacturers and customers in other industries in the U.S. are handled through independent sales representative organizations. In Singapore and Malaysia, our sales and service are handled through our internal sales and service staff. In the rest of Asia, our sales are handled through distributors. In Europe, sales managers at our office in Germany, as well as regional distributors and independent sales representatives, sell to semiconductor manufacturers and customers in other industries. We visit our distributors regularly and have trained them to sell and service all of our thermal products.

CUSTOMERS

We market all of our products to end users, which include semiconductor manufacturers and third-party foundries, test and assembly houses as well as original equipment manufacturers ("OEMs"), which include ATE manufacturers and their third-party outsource manufacturing partners. In the case of thermal products, we also market our products to independent testers of semiconductors, manufacturers of electronic, automotive and aeronautical products, and semiconductor research facilities. Our customers use our products principally in production testing, although our ThermoStream(R) products traditionally have been used largely in engineering development and quality assurance. We believe that we sell to most of the major semiconductor manufacturers in the world.

Texas Instruments Incorporated accounted for 14% and 16% of our consolidated net revenues in 2009 and 2008, respectively. While all three of our operating segments sold to this customer, these revenues were primarily generated by our Mechanical Products and Electrical Products segments. Our ten largest customers accounted for approximately 42% and 47% of our net revenues in 2009 and 2008, respectively. The loss of any one or more of our largest customers, or a reduction in orders by a major customer, could materially reduce our net revenues or otherwise materially affect our business, financial condition, or results of operations.

Our largest customers include:

Semiconductor Manufacturers	***ATE Manufacturers***	***Other***
Analog Devices, Inc.	LTX-Credence Corporation	Emerson Electric Co.
Cypress Semiconductor Corporation	Teradyne, Inc.	Hakuto Co. Ltd.
Freescale Semiconductor, Inc.		Northrup Grumman Corporation
Texas Instruments Incorporated		W.L. Gore & Associates, Inc.

MANUFACTURING AND SUPPLY

As of December 31, 2009, our principal manufacturing operations consisted of assembly and testing at our facilities in New Jersey, Massachusetts and California. We had manufacturing operations in Singapore at our inTEST Pte operation through the end of the second quarter of 2009. In April 2009, we approved the suspension of manufacturing operations at our Singapore operation, which had manufactured products for our Mechanical Products segment. All Mechanical Products segment manufacturing is now centralized in our Cherry Hill, New Jersey facility. In December 2009, we consolidated the operations of Sigma from its facility in El Cajon, CA to Temptronic's facility in Sharon, MA. The consolidation of manufacturing operations was done to reduce our fixed operating costs in response to the significant reduction in demand we experienced in our business during the later portion of 2008 and early 2009, as more fully discussed in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" below. We do not believe the closure of Sigma's El Cajon operations or the suspension of manufacturing operations in Singapore have or will adversely impact our ability to effectively meet our customers' needs. We expect to be able to continue to provide appropriate customer support from our other operations in the U.S., Europe and Asia.

We assemble most of our products from a combination of standard components and custom parts that have been fabricated to our specifications by either third-party manufacturers or our own fabrication operation in New Jersey. Our practice is to use the highest quality raw materials and components in our products. The primary raw materials used in fabricated parts are all widely available. We purchase substantially all of our components from multiple suppliers. Although we purchase certain raw materials and components from single suppliers, we believe that all materials and components are available in adequate amounts from other sources.

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We conduct inspections of incoming raw materials, fabricated parts and components using sophisticated measurement equipment. This includes testing with coordinate measuring machines in all but one of our manufacturing facilities to ensure that products with critical dimensions meet our specifications. We have designed our inspection standards to comply with applicable MIL specifications and ANSI standards.

In 2001, we obtained ISO 9001:1994 certification at our New Jersey facility. During 2003, we made the determination to upgrade to ISO 9001:2000 at our New Jersey facility, which was completed in 2007. In May 2003, our San Jose, California facility obtained ISO 9001:2000 certification. Neither of our New Jersey and San Jose, California facilities have completed their 2009 ISO audits due to the loss of most of our internal ISO auditors in our redutions in force. Our Massachusetts facility completed ISO 9001:2000 certification in November 2004 and upgraded to ISO 9001:2008 in November 2009.

ENGINEERING AND PRODUCT DEVELOPMENT

Our success depends on our ability to provide our customers with products and solutions that are well engineered, and to design those products and solutions before, or at least no later than, our competitors. As of December 31, 2009, we employed a total of 24 engineers, who were engaged full time in engineering and product development. In addition, when the demands of engineering and product development projects exceed the capacity or knowledge of our in-house staff, we retain temporary third-party engineering and product development consultants to assist us. Our practice in many cases is to assign engineers to work with specific customers, thereby enabling us to develop the relationships and exchange of information that is most conducive to successful product development and enhancement. In addition, some of our engineers are assigned to new product research and development and have worked on such projects as the development of new types of universal manipulators, the redesign and development of new thermal products and the development of high performance interfaces.

Since most of our products are customized, we consider substantially all of our engineering activities to be engineering and product development. We spent approximately $2.4 million in 2009 and $5.1 million in 2008 on engineering and product development, respectively. The significant reduction in engineering and product development spending in 2009 compared to 2008 was due to the headcount reductions we undertook in response to the significant reduction in demand we experienced in our business during the later portion of 2008 and early 2009.

PATENTS AND OTHER PROPRIETARY RIGHTS

Our policy is to protect our technology by filing patent applications for the technologies that we consider important to our business. We also rely on trade secrets, copyrights and unpatentable know-how to protect our proprietary rights. It is our practice to require that all of our employees and third-party product development consultants assign to us all rights to inventions or other discoveries relating to our business that were made while working for us. In addition, all employees and third-party product development consultants agree not to disclose any private or confidential information relating to our technology, trade secrets or intellectual property.

As of December 31, 2009, we held 56 active U.S. patents and had 19 pending U.S. patent applications covering various aspects of our technology. Our U.S. patents expire at various times beginning in 2010 and extending through 2025. During 2009, we had five U.S. patents expire and five U.S. patents were issued. We also hold foreign patents and file foreign patent applications, in selected cases corresponding to our U.S. patents and patent applications, to the extent management deems appropriate.

While we believe that our patents and other proprietary rights are important to our business, we also believe that, due to the rapid pace of technological change in the semiconductor equipment industry, the successful manufacture and sale of our products also depends upon our engineering, manufacturing, marketing and servicing skills. In the absence of patent protection, we would be vulnerable to competitors who attempt to copy or imitate our products or processes. We believe our intellectual property has value, and we have taken in the past, and will take in the future, actions we deem appropriate to protect such property from misappropriation. There can be no assurance, however, that such actions will provide meaningful protection from competition. For additional information regarding risks related to our intellectual property, see "Risk Factors. "

Item 1. BUSINESS (Continued)

COMPETITION

We operate in an increasingly competitive environment within each of our product segments. Some of our competitors have greater financial resources and more extensive design and production capabilities than we do. Certain markets in which we operate have recently become more fragmented, with smaller companies entering the market. These new smaller entrants typically have much lower levels of fixed operating overhead than we do, which enables them to be profitable with lower priced products. In order to remain competitive with these and other companies, we must be able to continue to commit a significant portion of our personnel, financial resources, research and development and customer support to developing new products and maintaining customer relationships worldwide.

Our competitors include independent manufacturers, ATE manufacturers and, to a lesser extent, semiconductor manufacturers' in-house ATE interface groups. Competitive factors in our market include price, functionality, timely product delivery, customer service, applications support, product performance and reliability. We believe that our long-term relationships with the industry's leading semiconductor manufacturers and other customers, and our commitment to, and reputation for, providing high quality products, are important elements in our ability to compete effectively in all of our markets.

Our principal competitors for manipulator products are Esmo AG, Reid-Ashman Manufacturing and Advantest Corporation. Our principal competitors for docking hardware products include Esmo AG, Knight Automation and Reid-Ashman Manufacturing. We also compete with the ATE manufacturer Teradyne (who is also our customer) on the sale of docking hardware.

Our principal competitors for Thermostream products are Thermonics and FTS Systems. Our principal competitors for Thermochuck products include ERS Electronik GmbH, Advances Temperature Systems GmbH and Espec Corp. Our principal competitors for environmental chambers are Thermotron Industries, Cincinnati Sub-Zero Products, Inc. and Espec Corp. Our principal competitor for thermal platforms is Environmental Stress Systems Inc.

Our principal competitors for tester interface products are Xandex, Inc., Reid-Ashman Manufacturing, Esmo AG and Integrated Test Corporation.

BACKLOG

At December 31, 2009, our backlog of unfilled orders for all products was approximately $4.6 million compared with approximately $2.4 million at December 31, 2008. Our backlog includes customer orders which we have accepted, substantially all of which we expect to deliver in 2010. While backlog is calculated on the basis of firm purchase orders, a customer may cancel an order or accelerate or postpone currently scheduled delivery dates. Our backlog may be affected by the tendency of customers to rely on shorter lead times available from suppliers, including us, in periods of depressed demand. In periods of increased demand, there is a tendency towards longer lead times that has the effect of increasing backlog. As a result of these factors, our backlog at a particular date is not necessarily indicative of sales for any future period.

EMPLOYEES

At December 31, 2009, we had 107 full time employees, including 42 in manufacturing operations, 43 in customer support/operations and 22 in administration. Substantially all of our key employees are highly skilled and trained technical personnel. None of our employees are represented by a labor union, and we have never experienced a work stoppage. From time to time we retain third-party contractors to assist us in manufacturing operations and engineering and product development projects.

ADDITIONAL INFORMATION

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports that are filed with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, are available free of charge through our website (www.intest.com) as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC.

Item 1A. RISK FACTORS

The following are some of the factors that could materially and adversely affect our future performance or could cause actual results to differ materially from those expressed or implied in our forward-looking statements. The risks and uncertainties described below are not the only ones facing us and we cannot predict every event and circumstance that may adversely affect our business. However, these risks and uncertainties are the most significant factors that we have identified at this time. If one or more of these risks actually occurs, our business, results of operations, and/or financial condition would likely suffer, and the price of our stock could be negatively affected.

Current global economic conditions have had an impact on our business and may continue to do so.

Demand for our products and our operating results depend on worldwide economic conditions and their impact on levels of business spending, which deteriorated significantly in many countries and regions in late 2008 and throughout 2009. While economic conditions began to improve during late 2009 in many countries and regions, they still remain well below historical levels and may remain depressed for the foreseeable future. These uncertainties have caused our customers to cancel or postpone deliveries of ordered systems and not to place new orders. Continued global economic uncertainties may continue to depress future sales of our products and services.

Our sales are affected by the cyclicality of the semiconductor industry, which causes our operating results to fluctuate significantly.

Our business depends in significant part upon the capital expenditures of semiconductor manufacturers. Capital expenditures by these companies depend upon, among other things, the current and anticipated market demand for semiconductors and the products that utilize them. Typically, semiconductor manufacturers curtail capital expenditures during periods of economic downtown. Conversely, semiconductor manufacturers increase capital expenditures when market demand requires the addition of new or expanded production capabilities or the reconfiguration of existing fabrication facilities to accommodate new products. These market changes have contributed in the past, and will likely continue to contribute in the future, to fluctuations in our operating results.

New statutory and regulatory requirements could adversely affect our operating results.

The federal government has launched an aggressive statutory and regulatory agenda with the goal of enacting social and economic reforms. This agenda includes recently enacted health care reform legislation as well as proposed financial system regulatory reform, and proposed climate change and other environmental legislation and regulations. In addition, many state and local governments are faced with budget crises that are causing these bodies to consider enacting significant tax increases. Our sales and results of operations may be adversely affected by these new legal requirements and tax increases.

It is highly uncertain which of these statutory proposals will be enacted. In addition, once any statutes are passed, it is uncertain how the proper government agencies will enact the regulations necessary to carry out the statutory requirements. Accordingly, we cannot determine the costs and other effects of new legal requirements with certainty. For example, new legislation or regulations may cause us to experience increased costs as a direct result of our compliance efforts. At this point, we are unable to determine the impact that newly enacted federal healthcare legislation could have on our employer-sponsored medical plans. We may also indirectly experience increased costs to the extent such legal requirements increase the prices of goods and services that we purchase as a result of increased compliance costs to the vendors who provide these costs and services to us or the reduced availability of raw materials that we need to purchase. In addition, we cannot determine the impact that new legal requirements or tax increases will have on the business operations of our customers, where significant increases in operating costs due to the costs to comply with new legal requirements or tax increases may reduce their future product development and capital spending budgets, both of which may adversely impact our future revenues and profitability.

Item 1A. RISK FACTORS (Continued)

We may not be able to raise additional funds necessary to finance our operations on favorable terms or at all.

Historically, we have financed our operations through the cash flow generated by operations. However, in recent years, we have utilized a significant portion of our cash and cash equivalents to fund our operations due to losses we experienced in 2007, 2008 and 2009. In late 2009, we retained the services of a third-party financial intermediary to assist us in obtaining proposals from various lenders to provide a $2.0 million revolving line of credit secured by our assets. Upon receipt of the proposals from several lenders, we chose to not put a secured revolving line of credit in place due to the improvements we were experiencing in our business and our outlook for the first quarter of 2010. However, should our business decline in the future and we are not able to reduce our operating expenses, we may need additional funds to operate our business and we may not be able to raise those funds on favorable terms or at all.

If we are not able to reduce our operating expenses during periods of weak demand, or if we utilize significant amounts of cash to implement our acquisition strategy or other strategic alternatives, we will erode our cash resources and may not have sufficient cash to operate our businesses.

As of December 31, 2009, we had cash and cash equivalents of $2.6 million. As of February 28, 2010, we had cash and cash equivalents of $3.4 million. In light of the depressed conditions in the semiconductor industry and the global economic recession, we initiated a series of restructuring and cost reduction programs during the fourth quarter of 2008 and early 2009 in order to conserve cash and reduce costs. These actions included workforce reductions, temporary salary reductions, furloughs and facility closures, as more fully discussed in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" below. In response to improved business conditions, we eliminated all furloughs in our operations in late 2009 and reinstated salaries for most employees at the beginning of 2010. We may incur additional restructuring charges in future periods; however, we cannot predict the amount of such charges at this time. Under present market conditions and with our present resources, our goals remain to conserve cash, control costs and generate sales of our products. If we are unable to meet these goals, then we may not have sufficient cash to operate our business.

Our operating results often change significantly from quarter to quarter and may cause fluctuations in our stock price.

During the last several years, our operating results have fluctuated significantly from quarter to quarter. We believe that these fluctuations occur primarily due to the cycles of demand in the semiconductor manufacturing industry. In addition to the changing cycles of demand in the semiconductor manufacturing industry, other factors that have caused our quarterly operating results to fluctuate in the past, and that may cause fluctuations and losses in the future, include:

- the current worldwide economic slowdown;
- changes in the buying patterns of our customers;
- changes in our market share;
- the technological obsolescence of our inventories;
- quantities of our inventories greater than is reasonably likely to be utilized in future periods;
- significant product warranty charges;
- the recording of valuation allowances against deferred tax assets;
- competitive pricing pressures;
- the impairment of our assets due to reduced future demand for our products;
- excess manufacturing capacity;
- our ability to control operating costs;
- costs associated with implementing our restructuring initiatives;
- delays in shipments of our products;
- the mix of our products sold;
- the mix of customers and geographic regions where we sell our products;
- changes in the level of our fixed costs;
- costs associated with the development of our proprietary technology;
- costs and timing of integration of our acquisitions and plant consolidations and relocations;

Item 1A. RISK FACTORS (Continued)

- our ability to obtain raw materials or fabricated parts when needed;
- increases in costs of raw materials;
- cancellation or rescheduling of orders by our customers; and
- political or economic instability.

Because the market price of our common stock has tended to vary based on, and in relation to, changes in our operating results, fluctuations in the market price of our stock are likely to continue as variations in our quarterly results continue.

We have experienced varying levels of product warranty costs in recent periods and cannot predict the level of such costs that we may incur in future periods.

We accrue product warranty charges quarterly, based upon our historical claims experience. In addition, from time to time, we accrue additional amounts based upon known product warranty issues, such as product retrofits. For the years ended December 31, 2009 and 2008, our product warranty charges were $63,000 and $55,000, or 0.3% and 0.1% of net revenues, respectively. The level of our product warranty charges both in absolute dollars and as a percentage of net revenues is affected by a number of factors including the cyclicality of demand in the ATE industry, the prototype nature of much of our business, the complex nature of many of our products, the introduction of new product "families" which typically have higher levels of warranty claims than existing product families and, at our discretion, providing warranty repairs or replacements to customers after the contractual warranty period has expired in order to promote strong customer relations. If our products have reliability, quality or other problems, or the market perceives our products to be deficient, we may suffer reduced orders, higher manufacturing costs, delays in collecting accounts receivable and higher service, support and warranty expenses.

Our business is subject to intense competition.

We face significant competition throughout the world in each of our product segments. Some of our competitors have substantial financial resources and more extensive design and production capabilities than we do. In order to remain competitive, we must be able to continually commit a significant portion of our personnel and financial resources to developing new products and maintaining customer satisfaction worldwide. We expect our competitors to continue to improve the performance of their current products and introduce new products or technologies. More recently, in response to significant declines in global demand for our products, some competitors have reduced their product pricing significantly, which has led to intensified price based competition, which could materially adversely affect our business, financial condition and results of operations.

We generate a large portion of our sales from a small number of customers. If we were to lose one or more of our large customers, operating results could suffer dramatically.

Texas Instruments Inc. accounted for 14% and 16% of our consolidated net revenues in 2009 and 2008, respectively. While all three of our operating segments sold to this customer, these revenues were primarily generated by our Mechanical Products and Electrical Products segments. Our ten largest customers accounted for approximately 42% and 47% of our net revenues in 2009 and 2008, respectively. The loss of any one or more of our largest customers, or a reduction in orders by a major customer, could materially reduce our net revenues or otherwise materially affect our business, financial condition or results of operations.

Changes in the buying patterns of our customers have affected, and may continue to affect, demand for our products and our gross and net operating margins. Such changes in patterns are difficult to predict and may not be immediately apparent.

In addition to the cyclicality of the semiconductor market, demand for our products and our gross and net operating margins have also been affected by changes in the buying patterns of our customers. We believe that in recent years there have been a variety of changes within the ATE market, including, for example, changing product requirements, longer time periods between new product offerings by OEMs and changes in customer buying patterns. In particular, demand for our mechanical and electrical products, which are sold exclusively within the ATE industry, and our operating margins in these product segments have been affected by shifts in the competitive landscape, including (i) customers placing heightened emphasis on shorter lead times (which

Item 1A. RISK FACTORS (Continued)

places increased demands on our available engineering and production capacity increasing unit costs) and ordering in smaller quantities (which prevents us from acquiring component materials in larger volumes at lower cost and increasing unit costs), (ii) the increasing practice of OEM manufacturers to specify other suppliers as primary vendors, with less frequent opportunities to compete for such designations, (iii) customers requiring products with a greater range of use at the lowest cost, and (iv) customer supply line management groups demanding lower prices and spreading purchases across multiple vendors. These shifts in market practices have had, and may continue to have, varying degrees of impact on our net revenues and our gross and net operating margins. Such shifts are difficult to predict and may not be immediately apparent, and the impact of these practices is difficult to quantify from period to period. There can be no assurance that we will be successful in implementing effective strategies to counter these shifts.

Our customers' purchasing patterns can vary significantly from month to month and cannot be easily predicted, thus resulting in fluctuations in our backlog and quarterly results.

Our backlog at December 31, 2009 was $4.6 million compared to $2.4 million at December 31, 2008. Our backlog at the beginning of a quarter typically does not include all orders necessary to achieve our sales objectives for that quarter. Orders in our backlog are subject to cancellation, delay or rescheduling by our customers with limited or no penalties or ability to collect bill back amounts. Throughout recent years, we have experienced customer-requested shipment delays and order cancellations, and we believe it is probable that orders will be cancelled and/or delayed in the future. In addition, during a downturn, some of our customers may rely on short lead times generally available from suppliers, including us, whereas in periods of stronger demand, and longer lead times, customers need to book orders earlier.

We have experienced problems with several customers in collecting outstanding accounts receivable due to cash flow difficulties related to the global economic recession.

Historically, the majority of our customers have paid their outstanding accounts receivable due to us within 30 to 60 days of the shipment date. Recently, as a result of the global economic recession, we have seen many of our customers delay the payment of their outstanding accounts receivable due to us. In addition, we had two customers enter bankruptcy, which caused us to either fully write off or partially write off the outstanding accounts receivable they owed us. We may have additional customers seek relief under bankruptcy that would delay the collection of other outstanding accounts receivable or cause additional write offs of accounts receivable as bad debt. As a result, we may need to begin to factor our accounts receivable or obtain secured lines of credit at interest rates much higher than we have historically been offered for such lines of credit in order to maintain reasonable levels of cash to operate our business.

If we do not continue to retain the services of key personnel, relationships with, and sales to, some of our customers could suffer, which could have a negative impact on our business.

The loss of key personnel could adversely affect our ability to manage our business effectively. Our future success will depend largely upon the continued services of our senior management and other key employees. During 2009, in response to the significant operating losses we have sustained and in an effort to conserve cash, we implemented workforce reductions, temporary salary reductions and furloughs, reduced or eliminated certain employee benefits and closed facilities. These actions have had a negative impact on overall employee morale. In response to improved business conditions, in late 2009, we eliminated all furloughs for employees in our operations and restored salaries for most employees and board retainers for directors in the beginning of 2010. We currently plan to restore the 401(k) Plan discretionary matching contribution for all domestic employees on April 1, 2010. To date, we have not experienced any significant employee turnover as a result of these actions, which we believe is most likely the result of the impact of the global economic recession and increased levels of unemployment in most of the markets in which we operate. As global economic conditions improve and employment opportunities increase, if we are unable to increase employee salaries and maintain employee benefits which have been previously reduced or eliminated, we may not be able to retain our senior management and other key employees. Our business could suffer if we are unable to retain one of more of our senior officers or other key employees.

Significant fluctuations in our net revenues and operating results strain our management, employees and other resources.

Over the last several years, we have experienced significant fluctuations in our net revenues and operating results. As a result of these sometimes sudden and significant changes in our market, we have implemented cost controls, including salary and

Item 1A. RISK FACTORS (Continued)

benefit reductions, furloughs and restructured our operations. We may implement additional new initiatives to more closely align our cost structure with current market demands. Such fluctuations in our net revenues and operating results, compensation changes and restructuring place strain on our management, employees and other resources.

Our industry is subject to rapid technological change, and our business prospects would be negatively affected if we are unable to quickly and effectively respond to innovation in the semiconductor industry.

Semiconductor technology continues to become more complex as manufacturers incorporate ICs into an increasing variety of products. This trend, and the changes needed in automatic testing systems to respond to developments in the semiconductor industry, are likely to continue. We cannot be certain that we will be successful or timely in developing, manufacturing or selling products that will satisfy customer needs or that will attain market acceptance. Our failure to provide products that effectively and timely meet customer needs or gain market acceptance will negatively affect our business prospects.

If we are not able to obtain patents on or otherwise preserve and protect our proprietary technologies, our business may suffer.

We have obtained domestic and foreign patents covering some of our products which expire between the years 2010 and 2025, and we have applications pending for additional patents. Some of our products utilize proprietary technology that is not covered by a patent or similar protection, and, in many cases, cannot be protected. We cannot be certain that:

- any additional patents will be issued on our applications;
- any patents we own now or in the future will protect our business against competitors that develop similar technology or products;
- our patents will be held valid if they are challenged or subjected to reexamination or reissue;
- others will not claim rights to our patented or other proprietary technologies; or
- others will not develop technologies which are similar to, or can compete with, our unpatented proprietary technologies.

If we cannot obtain patent or other protection for our proprietary technologies, our ability to compete in our markets could be impaired.

Claims of intellectual property infringement by or against us could seriously harm our businesses.

From time to time, we may be forced to respond to or prosecute intellectual property infringement claims to defend or protect our rights or a customer's rights. These claims, regardless of merit, may consume valuable management time, result in costly litigation or cause product shipment delays. Any of these factors could seriously harm our business and operating results. We may have to enter into royalty or licensing agreements with third parties who claim infringement. These royalty or licensing agreements, if available, may be costly to us. If we are unable to enter into royalty or licensing agreements with satisfactory terms, our business could suffer. In instances where we have had reason to believe that we may be infringing the patent rights of others, or that someone may be infringing our patent rights, we have asked our patent counsel to evaluate the validity of the patents in question, as well as the potentially infringing conduct. If we become involved in a dispute, neither the third parties nor the courts are bound by our counsel's conclusions.

We seek to acquire additional businesses. If we are unable to do so, our future rate of growth may be reduced or limited.

A key element of our growth strategy is to acquire businesses, technologies or products that expand and complement our current businesses. We may not be able to execute our acquisition strategy if:

- we are unable to identify suitable businesses or technologies to acquire;
- we do not have the cash or access to required capital at the necessary time; or
- we are unwilling or unable to outbid larger, more resourceful companies.

Item 1A. RISK FACTORS (Continued)

Our acquisition strategy involves financial and management risks which may adversely affect our results in the future.

If we acquire additional businesses, technologies or products, we will face the following additional risks:

- future acquisitions could divert management's attention from daily operations or otherwise require additional management, operational and financial resources;
- we might not be able to integrate future acquisitions into our business successfully or operate acquired businesses profitably;
- we may realize substantial acquisition related expenses which would reduce our net earnings in future years; and
- our investigation of potential acquisition candidates may not reveal problems and liabilities of the companies that we acquire.

If any of the events described above occur, our earnings could be reduced. If we issue shares of our stock or other rights to purchase our stock in connection with any future acquisitions, we would dilute our existing stockholders' interests and our earnings per share may decrease. If we issue debt in connection with any future acquisitions, lenders may impose covenants on us which could, among other things, restrict our ability to increase capital expenditures or to acquire additional businesses.

A substantial portion of our operations exists outside the U.S., which exposes us to foreign political and economic risks.

We have operated internationally for many years and expect to expand our international operations as necessary to continue expansion of our sales and service to our non-U.S. customers. Our foreign subsidiaries generated 14% and 27% of consolidated net revenues in 2009 and 2008, respectively. Export sales from our U.S. manufacturing facilities totaled $11.7 million, or 50% of consolidated net revenues, in 2009 and $17.0 million, or 44% of consolidated net revenues, in 2008. The portion of our consolidated net revenues that were derived from sales by our subsidiaries in the Asia-Pacific region was 8% in 2009 and 15% in 2008. We expect our international revenues will continue to represent a significant portion of total net revenues. However, in addition to the risks generally associated with sales and operations in the U.S., sales to customers outside the U.S. and operations in foreign countries are subject to additional risks, which may, in the future, affect our operations. These risks include:

- political and economic instability in foreign countries;
- the imposition of financial and operational controls and regulatory restrictions by foreign governments;
- the need to comply with a wide variety of U.S. and foreign import and export laws;
- trade restrictions;
- changes in tariffs and taxes;
- longer payment cycles;
- fluctuations in currency exchange rates; and
- the greater difficulty of administering business abroad.

A significant portion of our cash position is maintained overseas.

While much of our cash is in the U.S., a significant portion is generated from and maintained by our foreign operations. Our financial condition and results of operations could be adversely impacted if we are unable to maintain a sufficient level of cash flow in the U.S. to address our cash requirements or we are unable to efficiently and timely repatriate cash from overseas. Any payment of distributions, loans or advances to us by our foreign subsidiaries could be subject to restrictions on, or taxation of, dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate. If we are unable to repatriate the earnings of our subsidiaries it could have an adverse impact on our ability to redeploy earnings in other jurisdictions where they could be used more profitably.

Item 1A. RISK FACTORS (Continued)

We conduct business in foreign currencies, and fluctuations in the values of those currencies could result in foreign exchange losses.

In 2009, approximately 2% of our net revenues were denominated in Japanese yen and approximately 6% were denominated in Euros. During 2009, we recorded foreign exchange currency transaction gains of $63,000. Future fluctuations in the value of the Euro (we closed our Japanese subsidiary in December 2009 and do not expect to have future sales in Japanese Yen at this time) could result in foreign exchange gains or losses. Any strengthening of the U.S. dollar in relation to the currencies of our competitors or customers, or strengthening or weakening of the Euro in relation to other currencies in which our customers or competitors do business, could adversely affect our competitiveness. Moreover, a strengthening of the U.S. dollar or other competitive factors could put pressure on us to denominate a greater portion of our sales in foreign currencies, thereby increasing our exposure to fluctuations in exchange rates. Any devaluation of these currencies would hurt our business. We do not undertake hedging activities against the majority of our exchange rate risk. Fluctuations in exchange rates may adversely affect our competitive position or result in foreign exchange losses, either of which could cause our business to suffer.

Changes in securities laws and regulations have increased, and may continue to increase, our costs of compliance with such laws and regulations.

Changes in securities laws and regulations have increased our legal compliance and financial reporting costs. Additional recent changes and future changes in securities regulations are expected to continue to affect our costs. In order to comply with certain requirements of the Sarbanes-Oxley Act, such as the internal control system requirements of Section 404 of the Act, we have incurred, and expect to incur significant additional expenses in future periods to comply with these new requirements, including the requirement for the examination of our internal control system by our independent registered public accounting firm during the year ended December 31, 2010. We are continuing to evaluate and monitor regulatory developments and cannot estimate the timing or magnitude of additional costs we may incur as a result.

The inability to maintain effective internal control over financial reporting may result in a loss of investor confidence in the accuracy and completeness of our financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 and the accompanying rules and regulations promulgated by the SEC to implement that law require us to include in our Annual Reports on Form 10-K a report by our management regarding the effectiveness of our internal control over financial reporting. We will be required to include in our Annual Reports on Form 10-K for the years ending on or after December 31, 2010, an attestation report by our independent registered public accounting firm (our IRPA), reporting as to whether it believes we maintained, in all material respects, effective internal control over financial reporting as of the end of the relevant year. During our assessment process, if our management identifies one or more material weaknesses in our internal controls over financial reporting that cannot be remediated in a timely manner, we may be unable to assert that our internal control is effective. While our assessment (as reported in Item 9A(T) of this Report) is that our internal control over financial reporting was effective as of December 31, 2009, the effectiveness of our internal control in future periods cannot be assured, and the effectiveness of our internal control over financial reporting may deteriorate. If we are unable to assert that our internal control over financial reporting is effective as of any future date, or if our IRPA does not attest to the effectiveness of our internal control, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

Should we fail to timely file our future required filings with the Securities and Exchange Commission ("SEC") or maintain a closing bid price of $1.00 or more per share, our common shares could be delisted from trading on NASDAQ, which could materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital.

During 2009, we were not in compliance with the requirements for continued listing on NASDAQ due to the late filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the period ending March 31, 2009. We regained compliance with the NASDAQ continued listing standards upon filing the Form 10-K on July 9, 2009 and the Form 10-Q on July 17, 2009, which were within the allowed extension period. Another requirement for continued listing is that the closing bid price for our common stock be above $1.00 per share (the "Minimum Bid Price Rule"). Our closing bid price fell below $1.00 on October 1, 2008 and regained compliance by closing above $1.00 for 10 consecutive

Item 1A. RISK FACTORS (Continued)

business days on December 22, 2009. We could be late in filing future annual or quarterly SEC filings for various reasons and our closing bid price could fall below $1.00 for an extended period of time. If we do not file our annual or quarterly SEC filings within the required timeframe or allowed extension period or if our closing bid price falls below $1.00 for an extended period of time, our common shares could be delisted from trading on the NASDAQ, which could materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

At December 31, 2009, we leased 8 facilities worldwide. The following chart provides information regarding each of our principal facilities that we occupied at December 31, 2009.

Location	*Lease Expiration*	*Approx. Square Footage*	*Principal Uses*
Cherry Hill, NJ	9/10	80,000	Corporate headquarters and design, manufacturing, service and sales - mechanical products.
Sharon, MA	2/11	62,400	Design, manufacturing, service and sales - thermal products.
San Jose, CA	4/12	25,088	Design, manufacturing, service and sales - electrical products

We currently have excess space in all facilities we lease and expect these facilities will meet our foreseeable future needs. In September 2009, we vacated our leased offices in Tokyo, Japan upon expiration of the six month notice period required under the lease. Our Japanese operation, which was part of our Mechanical Products segment, was closed as part of our restructuring initiatives. (Sales of our mechanical products that had been handled through this operation are now handled through our operation in Cherry Hill, New Jersey.) In December 2009, we requested and received a two month extension to the existing lease on our Cherry Hill, New Jersey facility. This lease extension was granted in connection with our planned relocation from our Cherry Hill, New Jersey facility to a 50,515 square foot facility located in Mount Laurel, NJ. We expect to sign the lease for the Mount Laurel, New Jersey facility early in the second quarter of 2010. This lease will expire 123 months after we take occupancy, which is expected to occur in late October 2010.

Item 3. LEGAL PROCEEDINGS

From time to time we may be a party to legal proceedings occurring in the ordinary course of business. We are not currently involved in any material legal proceedings.

Item 4. (Removed and Reserved)

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on NASDAQ under the symbol "INTT." The following table sets forth the high and low sale prices of our common stock, as reported on the NASDAQ Capital Market, for the periods indicated. Sale prices have been rounded to the nearest full cent.

	Sales Price	
2009	High	Low
First Quarter	$ .38	$ .11
Second Quarter	.32	.11
Third Quarter	.50	.16
Fourth Quarter	2.26	.31
2008		
First Quarter	2.59	1.75
Second Quarter	2.20	1.60
Third Quarter	1.97	1.05
Fourth Quarter	1.18	.10

On March 15, 2010, the closing price for our common stock as reported on the NASDAQ Capital Market was $1.40. As of March 15, 2010, we had 10,301,456 shares outstanding that were held of record by approximately 750 beneficial and record holders.

We have not paid dividends on our common stock since our initial public offering in 1997, and we do not plan to pay cash dividends in the foreseeable future. Our current policy is to retain any future earnings for reinvestment in the operation and expansion of our business, including possible acquisitions of other businesses, technologies or products. Payment of any future dividends will be at the discretion of our board of directors. In addition, our current credit agreement prohibits us from paying cash dividends without the lender's prior consent.

Item 6. SELECTED FINANCIAL DATA

The following table contains certain selected consolidated financial data of inTEST and is qualified by the more detailed Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report on Form 10-K and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included in this Annual Report on Form 10-K.

	Years Ended December 31,				
	2009	2008	2007	2006	2005
	(in thousands, except per share data)				
Condensed Consolidated Statement of Operations Data:					
Net revenues	$23,499	$38,790	$48,705	$62,346	$53,359
Gross margin	7,813	13,785	18,695	26,307	19,780
Operating income (loss)	(5,046)	(9,440)	(6,853)	3,520	(3,508)
Net earnings (loss)	(4,843)	(9,133)	(6,739)	2,871	(3,620)
Net earnings (loss) per common share:					
Basic	$(0.49)	$(0.97)	$(0.73)	$0.32	$(0.41)
Diluted	$(0.49)	$(0.97)	$(0.73)	$0.31	$(0.41)
Weighted average common shares outstanding :					
Basic	9,975	9,465	9,215	9,047	8,807
Diluted	9,975	9,465	9,215	9,188	8,807

Item 6. SELECTED FINANCIAL DATA (Continued)

	As of December 31,				
	2009	2008	2007	2006	2005
	(in thousands)				
Condensed Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 2,647	$ 7,137	$12,215	$13,174	$ 7,295
Working capital	6,252	10,680	18,649	20,393	16,195
Total assets	15,144	20,492	27,723	35,759	30,869
Long-term debt, net of current portion	1,144	1,526	8	16	23
Total stockholders' equity	8,594	13,467	21,507	26,822	22,806

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

This MD&A should be read in conjunction with the accompanying consolidated financial statements. See, also, "Item 1A. - Risk Factors."

Our business and results of operations are substantially dependent upon the demand for ATE by semiconductor manufacturers and companies that specialize in the testing of ICs. Demand for ATE is driven by semiconductor manufacturers that are opening new, or expanding existing, semiconductor fabrication facilities or upgrading existing equipment, which in turn is dependent upon the current and anticipated market demand for semiconductors and products incorporating semiconductors. In the past, the semiconductor industry has been highly cyclical with recurring periods of oversupply, which often have a severe impact on the semiconductor industry's demand for ATE, including the products we manufacture. This can cause wide fluctuations in both our orders and net revenues and, depending on our ability to react quickly to these shifts in demand, can significantly impact our results of operations. These industry cycles are difficult to predict and in recent years have become more volatile and, in most cases, shorter in duration. Because the industry cycles are generally characterized by sequential periods of growth or declines in orders and net revenues during each cycle, year over year comparisons of operating results may not always be as meaningful as comparisons of periods at similar points in either up or down cycles. In addition, during both downward and upward cycles in our industry, in any given quarter, the trend in both our orders and net revenues can be erratic. This can occur, for example, when orders are canceled or currently scheduled delivery dates are accelerated or postponed by a significant customer or when customer forecasts and general business conditions fluctuate during a quarter.

We believe that purchases of most of our products are typically made from semiconductor manufacturers' capital expenditure budgets. Certain portions of our business, however, are generally less dependent upon the capital expenditure budgets of the end users. For example, purchases of certain related ATE interface products, such as sockets and interface boards, which must be replaced periodically, are typically made from the end users' operating budgets. In addition, purchases of certain of our products, such as docking hardware, for the purpose of upgrading or improving the utilization, performance and efficiency of existing ATE, tend to be counter cyclical to sales of new ATE. Moreover, we believe a portion of our sales of thermal products results from the increasing need for temperature testing of circuit boards and specialized components that do not have the design or quantity to be tested in an electronic device handler. In addition, in recent years we have begun to market our Thermostream temperature management systems in industries outside semiconductor test, such as the automotive, aerospace, medical and telecommunications industries. We believe that these industries usually are less cyclical than the ATE industry.

During 2009, the deterioration in the global economy that began in 2008 continued to have a significant negative impact on the demand for ATE. All of our product segments experienced declines in demand during this period. During 2009, our consolidated orders declined $11.4 million or 31% as compared to 2008. Adjusted to eliminate the orders of Sigma Systems Corp. ("Sigma"), which we acquired in October 2008 as further discussed in Note 3 to our consolidated financial statements, our consolidated orders would have declined $13.5 million or 38%. We believe the significant declines in our orders during 2009 were due to the reduction in demand for ATE resulting from falling ATE utilization rates at our customers, who have experienced weakened demand for their products due to the global economic recession. Although 2009 as a whole experienced lower levels of demand than in 2008, during the second quarter of 2009, we started to see some positive indicators in the industry. This increase in

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

demand in the ATE industry resulted in sequential quarterly growth in both our orders and net revenues during the second, third and fourth quarters of 2009. Our consolidated orders increased 21% from the first to the second quarter of 2009, 73% from the second to the third quarter of 2009 and 19% from the third to the fourth quarter of 2009. Our consolidated net revenues increased 6% from the first to the second quarter of 2009, 29% from the second to the third quarter of 2009 and 40% from the third to the fourth quarter of 2009.

While the majority of our orders and net revenues are derived from the ATE market, our operating results do not always follow the overall trend in the ATE market in any given period. We believe that these anomalies may be driven by a variety of changes within the ATE market, including, for example, changing product requirements, longer time periods between new product offerings by OEMs and changes in customer buying patterns. In particular, demand for our mechanical and electrical products, which are sold exclusively within the ATE industry, and our operating margins in these product segments have been affected by shifts in the competitive landscape, including (i) customers placing heightened emphasis on shorter lead times (which places increased demands on our available engineering and production capacity increasing unit costs) and ordering in smaller quantities (which prevents us from acquiring component materials in larger volumes at lower cost and increasing unit costs), (ii) the increasing practice of OEM manufacturers to specify other suppliers as primary vendors, with less frequent opportunities to compete for such designations, (iii) the increased role of third-party test and assembly houses in the ATE market and their requirement of products with a greater range of use at the lowest cost, and (iv) customer supply line management groups demanding lower prices and spreading purchases across multiple vendors. In addition, due to the current global recession several semiconductor manufacturers have failed, which has resulted in a significant amount of used ATE equipment coming onto the market, which has reduced demand for certain types of new ATE equipment. While the supply of used equipment on the market has negatively impacted demand in all our product segments, we believe our Thermal Products segment has experienced a higher level of loss of current sales due to this issue. We currently expect the increased demand for ATE equipment will consume the supply of used equipment within several quarters, but we cannot determine with any degree of certainty when this issue of oversupply of used equipment will cease. These shifts in market practices have had, and may continue to have, varying levels of impact on our operating results, which are difficult to quantify or predict from period to period. Management has taken, and will continue to take, such actions it deems appropriate to adjust our strategies, products and operations to counter such shifts in market practices as they become evident.

Net Revenues and Orders

The following table sets forth, for the periods indicated, a breakdown of the net revenues from unaffiliated customers both by product segment and geographic area (based on the location of the selling entity).

	Years Ended December 31,	
	2009	**2008**
Net revenues from unaffiliated customers		
Mechanical Products	$ 9,961	$15,001
Thermal Products	11,952	18,753
Electrical Products	2,760	6,759
Intersegment sales	(1,174)	(1,723)
	$23,499	$38,790
Intersegment sales:		
Mechanical Products	$ 11	$ 27
Thermal Products	818	1,237
Electrical Products	345	459
	$ 1,174	$ 1,723
Net revenues from unaffiliated customers (net of intersegment sales):		
Mechanical Products	$ 9,950	$14,974
Thermal Products	11,134	17,516
Electrical Products	2,415	6,300
	$23,499	$38,790

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

	Years Ended December 31,	
	2009	2008
Net revenues from unaffiliated customers:		
U.S.	$20,210	$29,225
Europe	1,490	3,888
Asia-Pacific	1,799	5,677
	$23,499	$38,790

Our consolidated net revenues for the year ended December 31, 2009 decreased $15.3 million or 39% as compared to 2008. The net revenues (net of intersegment sales) of our Mechanical, Thermal and Electrical Products segments decreased 34%, 36% and 62%, respectively, during 2009 as compared to 2008. Adjusted to exclude the net revenues of Sigma, our consolidated net revenues would have decreased by $18.0 million or 48% and the net revenues (net of intersegment sales) of our Thermal Products segment, in which the results of Sigma are included, would have decreased by 55% in 2009 as compared to 2008. As previously mentioned, we have seen a positive trend in our net revenues in the last three quarters of 2009. Our consolidated net revenues for the fourth quarter of 2009, increased 40% compared to the third quarter of the year and 92% compared to the first quarter of 2009.

Total orders for the year ended December 31, 2009 decreased to $25.6 million on a consolidated basis as compared to $37.0 million for 2008. For our Mechanical, Thermal and Electrical Products segments, total orders for 2009 were $12.2 million, $11.0 million and $2.5 million, respectively, compared to $14.3 million, $17.1 million and $5.6 million, respectively, for 2008. Adjusted to exclude the orders of Sigma, total consolidated orders for 2009 would have been $22.0 million as compared to $35.5 million for 2008 and total orders for our Thermal Products segment for 2009 would have been $7.3 million as compared to $15.6 million for 2008. However, similar to the recent trend in our net revenues noted above, our consolidated orders for the fourth quarter of 2009, increased 19% compared to the third quarter of the year and 151% compared to the first quarter of 2009.

During 2009, our net revenues from customers in the U.S. decreased 31%. After adjustment to eliminate the impact of changes in foreign currency exchange rates, our net revenues from customers in Europe and Asia decreased 59% and 68%, respectively, during 2009 as compared to 2008. The larger percentage decrease in our net revenues from customers in Europe and Asia primarily reflects the closure of our Intestlogic operation in Germany during the fourth quarter of 2008 and the closure of our operation in Japan during 2009. In addition, during 2009, we ceased manufacturing Mechanical Products in our operation in Singapore. Sales that would have been handled by these operations are now handled through our operation in Cherry Hill, New Jersey.

Backlog

At December 31, 2009, our backlog of unfilled orders for all products was approximately $4.6 million compared with approximately $2.4 million at December 31, 2008. Our backlog includes customer orders which we have accepted, substantially all of which we expect to deliver in 2010. While backlog is calculated on the basis of firm purchase orders, a customer may cancel an order or accelerate or postpone currently scheduled delivery dates. Our backlog may be affected by the tendency of customers to rely on short lead times available from suppliers, including us, in periods of depressed demand. In periods of increased demand, there is a tendency towards longer lead times that has the effect of increasing backlog. As a result, our backlog at a particular date is not necessarily indicative of sales for any future period.

Business Restructuring Initiatives

In early 2008, we commenced a review of our operations to more aggressively streamline our cost structure in line with the current business environment. The review of our operations is on-going. As part of this process, we are focusing on methods to increase our profitability worldwide, including pursuing other types of revenue streams and additional growth opportunities. In the latter part of 2008 and throughout 2009, we have also implemented several restructuring plans. These restructuring plans have included workforce reductions, facility closures and consolidations, and other temporary and permanent salary and benefit reductions for most remaining employees. These actions are described in detail in Note 5 to our consolidated financial statements.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

In addition, in April 2009, we retained a financial advisor to assist us in assessing our strategic alternatives to enhance operating performance and shareholder value. We determined that under then current market conditions and with our then current resources, our goals were to continue conserving cash, reducing costs and generating sales of our products. Since that time, we have implemented strategies consistent with those goals and remain committed to those objectives. We also continue to consider other alternatives as we may deem appropriate. While these strategies appear to have been effective in allowing us to reach our goals, there can be no assurance that we will continue to be successful in generating sufficient additional sales and conserving cash. If we do not continue to generate additional sales or conserve our cash position, then we will need to obtain financing to satisfy our working capital needs. We are not certain that such financial will be available on acceptable terms, or at all, if and when we need it. See "Item 1A. - Risk Factors."

The increase in our net revenues during the fourth quarter of 2009, as previously mentioned, combined with the impact of certain of our restructuring plans which were implemented earlier in the year, resulted in profitability on a consolidated basis in the fourth quarter of 2009. We currently expect that our orders in the first quarter of 2010 will be above the level we achieved in the fourth quarter of 2009. In light of this, we expect that we will be profitable on a consolidated basis in the first quarter of 2010. Based on the increased level of our orders and our forecasts that indicate that we will continue to experience this higher level of net revenues and, accordingly, profitability, we restored all of the temporary salary reductions we implemented in 2008 and 2009 for our domestic employees, effective January 1, 2010, with the exception of the salary of our Executive Chairman, which was restored to approximately 65% of its full reinstated level effective January 1, 2010, reflecting a voluntary continued 35% reduction in his salary. We currently plan to restore the 401(k) Plan discretionary matching contribution for all domestic employees on April 1, 2010. This discretionary matching contribution was suspended for most of these employees at the beginning of 2009. We continue to explore other methods to improve our profitability including further facility consolidation.

Impairment Charges

Generally accepted accounting principles require us to perform at least an annual assessment for impairment of goodwill and other indefinite life intangible assets and to monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. At December 31, 2009 and 2008, we had goodwill and indefinite life intangible assets which totaled $2.2 million. At December 31, 2009 and 2008, we also had long-lived assets which totaled $1.0 million and $1.5 million, respectively. These long-lived assets consisted of finite-lived intangible assets of $702,000 and $836,000, respectively, and property and equipment of $297,000 and $617,000, respectively. During 2008, we recorded an impairment charge for goodwill of $130,000 and we recorded an impairment charge related to long-lived assets of $1.4 million. There were no similar charges recorded in 2009. Please refer to Note 4 of the footnotes to our consolidated financial statements for further discussion of our annual goodwill, intangible and long-lived asset impairment review process, as well as the charges that resulted from this process in 2008.

Acquisitions

In July 2008, we acquired the assets of Diamond Integration, L.L.C., ("Diamond") a business that provides post-warranty service for ATE equipment to semiconductor manufacturers. The total cost to acquire these assets was $262,000. The results of Diamond are included in our Mechanical Products segment. Please see Note 3 of the footnotes to our consolidated financial statements for detail of the purchase price allocation.

On October 6, 2008, we acquired Sigma, a manufacturer of thermal platforms, custom configured environmental chambers and other environmental test solutions for a variety of industries including automotive, medical/pharmaceutical, electronic, aerospace/defense and ATE. Sigma is included in our Thermal Products segment and has expanded our product offerings outside the ATE market. We believe Sigma's products are highly complementary to our other thermal products and will greatly facilitate our further penetration into non-ATE markets. The purchase price was approximately $3.5 million and was paid with $1.0 million in cash, 550,000 shares of our common stock, and the issuance of non-negotiable promissory notes in an aggregate principal amount equal to $1.5 million. In addition, during the closing of the transaction we repaid $303,000 of debt on the books of Sigma and incurred transaction costs of $226,000. Please see Note 3 of the footnotes to our consolidated financial statements for detail of the purchase price allocation.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Excess and Obsolete Inventory Charges

On a quarterly basis, we review our inventories and record charges for excess and obsolete inventory based upon our established objective excess and obsolete inventory criteria. These criteria identify material that has not been used in a work order during the prior twelve months and the quantity of material on hand that is greater than the average annual usage of that material over the prior three years. In certain cases, additional excess and obsolete inventory charges are recorded based upon current industry conditions, anticipated product life cycles, new product introductions and expected future use of the inventory. The excess and obsolete inventory charges we record establish a new cost basis for the related inventory. See also the section entitled "Critical Accounting Policies."

We incurred charges for excess and obsolete inventory of $1.0 million for each of the years ended December 31, 2009 and 2008. The level of these charges was based upon a variety of factors, including changes in demand for our products and new product designs. See also the section entitled "Critical Accounting Policies."

During the years ended December 31, 2009 and 2008 we utilized $192,000 and $102,000, respectively, of material in production that had been written off as obsolete in prior periods. When previously written off inventory material is used in production, it has a zero cost basis and as a result, has the impact of improving our gross margin in the period used. For the years ended December 31, 2009 and 2008, the use of inventory which had previously been determined to be obsolete, did not materially change our gross margin.

Product Warranty Charges

We accrue product warranty charges quarterly, based upon our historical claims experience. In addition, from time to time, we accrue additional amounts based upon known product warranty issues, such as product retrofits. For the years ended December 31, 2009 and 2008, our product warranty charges were $63,000 and $55,000, or 0.3% and 0.1% of net revenues, respectively. The level of our product warranty charges both in absolute dollars and as a percentage of net revenues is affected by a number of factors including the cyclicality of demand in the ATE industry, the prototype nature of much of our business, the complex nature of many of our products, the introduction of new product families which typically have higher levels of warranty claims than existing product families, and, at our discretion, providing warranty repairs or replacements to customers after the contracted warranty period has expired in order to promote strong customer relations. See also "Critical Accounting Policies."

Product/Customer Mix

Our three product segments each have multiple products that we design, manufacture and sell to our customers. The gross margin on each product we offer is impacted by a number of factors including the amount of intellectual property (such as patents) utilized in the product, the number of units ordered by the customer at one time, or the amount of inTEST designed and fabricated material included in our product compared with the amount of third-party designed and fabricated material included in our product. The weight of each of these factors, as well as the current market conditions, determines the ultimate sales price we can obtain for our products and the resulting gross margin.

The mix of products we sell in any period is ultimately determined by our customers' needs. Therefore, the mix of products sold in any given period can change significantly from the prior period. As a result, our consolidated gross margin can be significantly impacted in any given period by a change in the mix of products sold in that period.

We sell most of our products to semiconductor manufacturers and third-party test and assembly houses (end user sales) and to ATE manufacturers (OEM sales) who ultimately resell our equipment with theirs to semiconductor manufacturers. Our Thermal Products segment also sells into a variety of other industries including the aerospace, automotive, communications, consumer electronics, defense, and medical industries. The mix of customers during any given period will affect our gross margin due to differing sales discounts and commissions. For the years ended December 31, 2009 and 2008, our OEM sales as a percentage of net revenues were 13% and 17%, respectively, and our sales of thermal products in other industries outside the ATE industry as a percentage of net revenues were 11% and 15%, respectively.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

OEM sales generally have a lower gross margin than end user sales, as OEM sales historically have had a more significant discount. Our current net operating margins on most OEM sales, however, are only slightly less than margins on end user sales because of the payment of third party sales commissions on most end user sales. We have also continued to experience demands from our OEM customers' supply line managers to reduce our sales prices to them. If we cannot further reduce our manufacturing and operating costs, these pricing pressures will continue to reduce our gross and operating margins.

Risk Factors

Please see Item 1A "Risk Factors" for a discussion of other important factors that could cause our results to differ materially from our prior results or those expressed or implied by our forward-looking statements.

Results of Operations

All of our products are used by semiconductor manufacturers in conjunction with ATE in the testing of ICs. Consequently, the results of operations for each product segment are generally affected by the same factors. Separate discussions and analyses for each product segment would be repetitive and obscure any unique factors that affected the results of operations of our different product segments. The discussion and analysis that follows, therefore, is presented on a consolidated basis for the Company as a whole and includes discussion of factors unique to each product segment where significant to an understanding of each segment.

The following table sets forth for the periods indicated the principal items included in the "Consolidated Statements of Operations" as a percentage of total net revenues.

	Percentage of Net Revenues Years Ended December 31,	
	2009	2008
Net revenues	100.0%	100.0%
Cost of revenues	66.8	64.5
Gross margin	33.2	35.5
Selling expense	18.4	20.3
Engineering and product development expense	10.3	13.1
General and administrative expense	23.2	20.8
Impairment of long-lived assets	0.0	3.5
Impairment of goodwill	0.0	0.3
Restructuring and other charges	2.8	1.8
Operating loss	(21.5)	(24.3)
Other income	0.7	0.9
Loss before income tax expense (benefit)	(20.8)	(23.4)
Income tax expense (benefit)	(0.2)	0.1
Net loss	(20.6)%	(23.5)%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Revenues. Net revenues were $23.5 million for the year ended December 31, 2009 compared to $38.8 million for the same period in 2008, a decrease of $15.3 million or 39%. Our net revenues during 2009 and 2008 included $3.7 million and $986,000, respectively, of net revenues attributable to Sigma, which we acquired in October 2008, as previously discussed. We believe the significant decline in our net revenues during 2009 primarily reflects the impact which the current global economic recession has had on the demand for ATE, as previously discussed in the Overview.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

During 2009, our net revenues from customers in the U.S., Europe and Asia decreased 31%, 62% and 68%, respectively, as compared to 2008. Adjusted to eliminate the impact of changes in foreign currency exchange rates, the decrease in net revenues from customers in Europe and Asia would have been 59% and 68%, respectively. The higher percentage decreases from our customers in Europe and Asia primarily reflect the closure of our Intestlogic subsidiary in Germany during the fourth quarter of 2008, the cessation of sales by our Japanese subsidiary during the second quarter of 2009 (which was finally closed during the fourth quarter of 2009) and the decision to stop manufacturing mechanical products in our Singaporean operation, also during the second quarter of 2009. Sales that would have been made by these operations are now handled by our Cherry Hill, New Jersey operation.

Gross Margin. Gross margin was 33% for the year ended December 31, 2009 compared to 36% for the same period in 2008. The decrease in gross margin is primarily the result of an increase in our fixed operating costs as a percentage of net revenues. Although our fixed operating costs decreased $2.4 million in absolute dollar terms during 2009 as compared to 2008, these costs were not as fully absorbed due to the significantly lower net revenues levels. As a result, these costs increased to 25% of net revenues in 2009 from 22% of net revenues in 2008. The $2.4 million decrease in the absolute dollar amount of our fixed operating costs primarily represents lower salaries and benefits expense reflecting the impact of our restructuring initiatives. To a lesser extent, depreciation expense and the cost of our corporate insurance policies also decreased in 2009 compared to 2008. The reduction in depreciation expense was a result of the impairment of long-lived assets in both our Mechanical and Electrical Products segments during the fourth quarter of 2008. The decrease in the cost of our corporate insurance policies reflects the lower headcount and revenue levels upon which much of the premiums for these policies are based. These decreases were partially offset by an increase in costs associated with Diamond in 2009 as compared to 2008. We had twelve months of expense for Diamond in 2009 compared to six months of expense in 2008. We acquired Diamond in July 2008, as previously discussed.

In addition to the increase in our fixed operating costs as a percentage of net revenues, our charges for excess and obsolete inventory increased as a percentage of net revenues for 2009 as compared to 2008. Although the absolute dollar value of these charges was relatively unchanged, they were not as fully absorbed due to the significant reduction in the level of our net revenues. The increases as a percentage of net revenues in our fixed operating costs and our charges for excess and obsolete inventory were partially offset by a decrease in our component material costs as a percentage of net revenues, reflecting changes in product and customer mix. Our component material costs were 33% of net revenues during 2009 as compared to 36% of net revenues in 2008.

Selling Expense. Selling expense was $4.3 million for the year ended December 31, 2009 compared to $7.9 million for the same period in 2008, a decrease of $3.5 million or 45%. The decrease in selling expense primarily reflects both a reduction in salaries and benefits expense, reflecting the aforementioned restructuring initiatives we have implemented and lower levels of commissions, as a result of the significant decline in net revenues experienced in 2009 as compared to 2008. To a lesser extent there was also a reduction in travel costs, advertising and trade show related expenditures and freight costs, primarily reflecting reduced attendance at trade shows and fewer sales personnel traveling during 2009 as compared to 2008.

Engineering and Product Development Expense. Engineering and product development expense was $2.4 million for the year ended December 31, 2009 compared to $5.1 million for the same period in 2008, a decrease of $2.6 million or 52%.The decrease in engineering and product development expense primarily reflects lower salaries and benefits expense as a result of the aforementioned restructuring initiatives we have implemented. To a lesser extent, there were also decreases in spending on research and development materials, legal fees related to our intellectual property and the use of third-party consultants during 2009 as compared to 2008. During 2008, we had a higher level of ongoing development efforts related to a new family of manipulators which we introduced during the latter part of 2008.

General and Administrative Expense. General and administrative expense was $5.4 million for the year ended December 31, 2009 compared to $8.1 million for the same period in 2008, a decrease of $2.6 million or 33%. This decrease was primarily a result of lower levels of salaries and benefits expense reflecting the impact of our restructuring initiatives. To a lesser extent, there was also a reduction in professional fees for third-party consultants who assist us with the documentation and testing of our internal control over financial reporting procedures and related compliance matters and fees paid to our outside directors, also reduced as part of our restructuring initiatives.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Restructuring and Other Charges. Restructuring and other charges were $663,000 for the year ended December 31, 2009 compared to $717,000 for the same period in 2008. The charges incurred during 2009 and 2008 represented one-time termination benefits and facility closure costs related to our various restructuring plans which are more fully discussed in Note 5 to our consolidated financial statements.

Impairment of Long-Lived Assets. During 2008, due to the significant operating losses experienced by our Mechanical Products and Electrical Products segments, combined with our forecasts that indicated potential future losses for these segments, we recorded a charge of $1.4 million for the partial impairment of certain long-lived assets. The impaired assets which are allocated to our Electrical Products segment include property and equipment. The impaired assets which are allocated to our Mechanical Products segment include intangible assets which consist of the patent applications held by our Intestlogic subsidiary at the time of our acquisition of this operation in 2002, a customer list and a non-compete agreement which resulted from our acquisition of Diamond in July 2008, as well as certain property and equipment held by our Cherry Hill, New Jersey manufacturing facility and our Japanese sales and distribution operation. There were no similar charges during 2009.

Impairment of Goodwill. During 2008, due to the significant operating losses experienced by our Mechanical Products segment, combined with our forecasts that indicated potential future losses for this segment, we recorded a charge of $130,000 which represented the full impairment of the goodwill that resulted from the acquisition of Diamond in July 2008. There were no similar charges during 2009.

Please refer to Note 4 of the footnotes of our consolidated financial statements for further discussion of our annual goodwill, intangible and long-lived asset impairment review process, as well as the charges that resulted from that process in 2008.

Other Income (Expense). Other income was $151,000 for the year ended December 31, 2009 compared to $360,000 for the comparable period in 2008, a decrease of $209,000. The decrease in other income is primarily a result of a reduction in interest income as a result of a lower average cash balance during 2009.This decrease was partially offset by the recording of a $184,000 foreign exchange transaction gain related to the final dissolution of our subsidiary in Japan during the fourth quarter of 2009.

Income Tax Expense (Benefit). For the year ended December 31, 2009, we recorded an income tax benefit of $52,000 compared to income tax expense of $53,000 for the same period in 2008. On a quarterly basis, we record income tax expense or benefit based on the expected annualized effective tax rate for the various taxing jurisdictions in which we operate our businesses. Due to our history of operating losses in both our domestic and certain of our foreign operations, we have recorded a full valuation allowance against the deferred tax assets of these operations, including net operating loss carryforwards, where we believe it is more likely than not that we will not have sufficient taxable income to utilize these assets before they expire.

Liquidity and Capital Resources

Net cash used in operations for the year ended December 31, 2009 was $4.2 million compared to $2.9 million for the same period in 2008. The increase in net cash used in operations reflects in part a lower level of non-cash charges in 2009 as compared to 2008 as well as changes in working capital due to our improved operating results in the fourth quarter of 2009 compared to the fourth quarter of 2008 and the closure of our Japanese subsidiary. During 2009, accounts receivable increased $1.5 million reflecting the significant increase in our net revenues in the fourth quarter of 2009 as compared to the fourth quarter of 2008. During 2009, other assets decreased $471,000 primarily as a result of the termination of several life insurance policies held by our Japanese subsidiary. The cash surrender value of these policies was included in these assets on our balance sheet. These policies were terminated in connection with the decision to close this operation, as the policies served as the retirement assets for the employees of this operation. The amounts owed to our employees in Japan related to these policies were recorded as accrued wages and benefits. Accrued wages and benefits decreased $903,000 during 2009, primarily reflecting the payment of the aforementioned liabilities to our Japanese employees, and, to a lesser extent, lower headcount at December 31, 2009 as compared to December 31, 2008. The reduction in headcount reflects the various restructuring actions taken during 2009, as discussed in the Overview. Inventories decreased $1.1 million primarily reflecting the reduced levels of demand in 2009 which resulted in charges for excess and obsolete inventory of $1.0 million being recorded during this period. Accounts payable increased $748,000, primarily as a result of the recent increases in the level of our orders.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Purchases of property and equipment were $86,000 for the year ended December 31, 2009. Currently, we have no significant commitments for capital expenditures for 2010, however, depending upon changes in market demand, we may make such purchases as we deem necessary and appropriate. We will be relocating the Mechanical Product segment operations and corporate staff currently occupying our Cherry Hill, New Jersey facility into a smaller facility located in Mount Laurel, New Jersey during the fourth quarter of 2010. We are currently in the process of obtaining proposals for the various costs associated with this move and do not yet have a complete estimate of the total capital expenditures that we will incur to complete this move. The landlord for the new Mount Laurel facility will be providing the majority of the tenant improvement dollars for this facility, which we will amortize over the life of the lease as deferred rental expense.

Net cash used in financing activities for the year ended December 31, 2009 was $9,000, which represents payments made under capital lease obligations.

We have a secured credit facility that provides for maximum borrowings of $250,000. We have not used this credit facility to borrow any funds. Our usage consists of the issuance of letters of credit in the face amount of $250,000. This facility had been secured by all the assets of inTEST Corporation, Temptronic Corporation and inTEST Silicon Valley Corporation, excluding all patents, trademarks and applications for same. During the quarter ended September 30, 2009, we agreed with the lender who provides this secured credit facility to release their liens against the assets of our operations in exchange for pledged certificates of deposit totaling $250,000. The loan agreement for this facility contained certain negative covenants regarding, among other things, acquisitions and additional debt. In 2009, we had notified the lender that our 2008 acquisitions may have violated these covenants and the lender has provided waivers of those covenant violations as well as eliminated those covenants going forward. We pay a quarterly fee of 1.5% per annum on the total amount of the outstanding letters of credit.

As of December 31, 2009, we had cash and cash equivalents of $2.6 million. At February 28, 2010, we had cash and cash equivalents of $3.4 million, In light of deteriorating conditions in the semiconductor industry and the global economic recession, we initiated a series of restructuring and cost reduction programs during the fourth quarter of 2008, which continued throughout 2009, as previously discussed, in order to conserve cash and reduce costs. In April 2009, we retained the services of a financial advisor to assist us in assessing our strategic alternatives to enhance operating performance and stockholder value. We determined that under the then current market conditions and with our then current resources, our goals were to continue conserving cash, reducing costs and generating sales of our products. Since that time, we have implemented strategies consistent with those goals and remain committed to those objectives. We also continue to consider other alternatives as we may deem appropriate. While these strategies appear to have been effective in allowing us to reach our goals, there can be no assurance that we will continue to be successful in generating sufficient additional sales and conserving cash. If we do not continue to generate additional sales or conserve our cash position, we will need to obtain financing to satisfy our working capital needs. We are not certain that such financing will be available on acceptable terms, or at all, if and when we need it.

While we currently expect our cash and cash equivalents and projected future cash flow to be sufficient to support our near term working capital requirements, in light of the increased demand for our products and our current plans to restore salaries for our domestic employees in early 2010, we may need additional working capital in 2010. Consequently, in late October 2009, we retained the services of a third-party financial intermediary that specializes in debt placements for companies in distressed situations to assist us in soliciting proposals from lenders to provide us with a revolving line of credit of up to $2.0 million secured by the assets of our domestic operations. Late in the fourth quarter of 2009, we received lending proposals from several institutions that were willing to consider providing a committed working capital facility secured by the assets of our domestic operations excluding the assets of Sigma (which secure the notes payable to stockholders resulting from the acquisition of Sigma). In light of the increased bookings and revenues we experienced in the fourth quarter of 2009 and our belief that these improvements would continue into 2010 as well as the reduction in the burn rate of our cash during the fourth quarter due to these improved business results and our forecast that we would begin to build cash and cash equivalents in the second quarter of 2010, management chose to not incur the costs associated with moving forward with the lender's final due diligence related to putting a working capital facility in place as we did not believe the facility would be needed. While we believe we could move forward with putting a committed working capital facility in place with any one of the lenders who provided proposals to us, we cannot be certain that the proposed lending terms would still be offered to us by the lenders or that the terms offered to us would be satisfactory to us or that we would be successful in closing the working capital facility.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

We have incurred significant losses in four of the last five years including losses in 2007, 2008 and 2009. These losses were attributable to operations as well as to charges for impairments and restructurings. We have managed our liquidity during this time primarily through a series of cost reduction initiatives. As previously discussed, we presently see positive indicators in all of our segments. Our bookings for the fourth quarter of 2009 increased to $9.4 million as compared to $7.9 million for the third quarter of the year, and we currently expect that our orders in the first quarter of 2010 will be above the level we achieved in the fourth quarter of 2009. In light of this, we expect that we will be profitable on a consolidated basis in the first quarter of 2010. However, we cannot be certain that the downturn is reversing or that we will have sufficient cash to continue to operate. Consequently, we continue to remain focused on methods to restructure our business and reduce our cash burn or to identify appropriate strategic alternatives. We do not currently have any available credit facilities under which we can borrow to help fund our working capital requirements. We cannot be certain that, if needed, we would be able to obtain any credit facilities or under what terms such credit facilities would be available.

New or Recently Adopted Accounting Standards

See Note 2 to the consolidated financial statements for information concerning the implementation and impact of new or recently adopted accounting standards.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to inventories, long-lived assets, goodwill, identifiable intangibles, deferred income tax valuation allowances and product warranty reserves. We base our estimates on historical experience and on appropriate and customary assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Some of these accounting estimates and assumptions are particularly sensitive because of their significance to our consolidated financial statements and because of the possibility that future events affecting them may differ markedly from what had been assumed when the financial statements were prepared.

Inventory Valuation

Inventory is valued at standard cost, which approximates actual cost computed on a first-in, first-out basis, not in excess of market value. On a quarterly basis, we review our inventories and record excess and obsolete inventory charges based upon our established objective excess and obsolete inventory criteria. These criteria identify material that has not been used in a work order during the prior twelve months and the quantity of material on hand that is greater than the average annual usage of that material over the prior three years. In certain cases, additional charges for excess and obsolete inventory are recorded based upon current industry conditions, anticipated product life cycles, new product introductions and expected future use of the inventory. The charges for excess and obsolete inventory that we record establish a new cost basis for the related inventory. In 2009, we recorded an inventory obsolescence charge for excess and obsolete inventory of $1.0 million.

Long-Lived Asset Valuation

We assess the impairment of identifiable intangibles and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could indicate impairment include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of our use of the asset or the strategy for our overall business and significant negative industry or economic trends. When we determine that the carrying value of intangibles and/or long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we prepare projections of operations for our product segments where these

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

intangibles and/or long-lived assets are associated. If the carrying value of the intangible assets and/or long-lived assets exceeds the undiscounted cash flows of our projections, then we would measure the impairment charge. We measure the impairment based on the excess of the carrying amount over the fair value of the assets. At December 31, 2009, identifiable intangibles and long-lived assets were $1.5 million. During 2009, we did not record any impairment charges related to our long-lived assets.

Goodwill

At least annually, we review our goodwill for impairment by comparing the fair value of our reporting units to their carrying values. If the result of this analysis is that the carrying value of the reporting unit exceeds its fair value, then the fair value of the reporting unit is allocated to its identifiable tangible and intangible assets, resulting in an implied valuation of goodwill associated with the reporting unit. We would measure the impairment based on the difference between the implied valuation of the goodwill and its actual carrying value. As of December 31, 2009, goodwill was $1.7 million. During 2009, we did not record any impairment charges related to our goodwill.

Income Taxes

Deferred tax assets are analyzed to determine if there will be sufficient taxable income in the future in order to realize such assets. We assess all of the positive and negative evidence concerning the realizability of the deferred tax assets, including our historical results of operations for the recent past and our projections of future results of operations, in which we make subjective determinations of future events. If, after assessing all of the evidence, both positive and negative, a determination is made that the realizability of the deferred tax assets is not more likely than not, we establish a deferred tax valuation allowance for all or a portion of the deferred tax assets depending upon the specific facts. If any of the significant assumptions were changed, materially different results could occur, which could significantly change the amount of the deferred tax valuation allowance established. As of December 31, 2009, due to our history of operating losses, we have a 100% valuation allowance against all deferred tax assets, including net operating loss carryforwards, where we believe it is more likely than not that we will not have sufficient taxable income to utilize these assets before they expire.

Product Warranty Accrual

In connection with the accrual of warranty costs associated with our products, we make assumptions about the level of product failures that may occur in the future. These assumptions are primarily based upon historical claims experience. Should the rate of future product failures significantly differ from historical levels, our accrued warranty reserves would need to be adjusted, and the amount of the adjustment could be material. At December 31, 2009, accrued warranty was $228,000 and we recorded charges related to product warranty of $63,000 for the year then ended.

Off -Balance Sheet Arrangements

There were no off-balance sheet arrangements during the year ended December 31, 2009 that have or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our interests.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This disclosure is not required for a smaller reporting company.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated financial statements are set forth in this Report beginning at page F-1 and are incorporated by reference into this Item 8.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A(T). CONTROLS AND PROCEDURES

CEO and CFO Certifications. Included with this Annual Report as Exhibits 31.1 and 31.2 are two certifications, one by each of our Chief Executive Officer and our Chief Financial Officer (the "Section 302 Certifications"). This Item 9A(T) contains information concerning the evaluations of our disclosure controls and procedures and internal control over financial reporting that are referred to in the Section 302 Certifications. This information should be read in conjunction with the Section 302 Certifications for a more complete understanding of the topics presented.

Evaluation of Our Disclosure Controls and Procedures. The SEC requires that as of the end of the year covered by this Report, our CEO and CFO must evaluate the effectiveness of the design and operation of our disclosure controls and procedures and report on the effectiveness of the design and operation of our disclosure controls and procedures.

"Disclosure controls and procedures" mean the controls and other procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 (the "Exchange Act"), such as this Report, is recorded, processed, summarized and reported within the time periods specified in the rules and forms promulgated by the SEC. Disclosure controls and procedures are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Limitations on the Effectiveness of Controls. Our management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, as opposed to absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within an entity have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a system of controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Accordingly, our management has designed the disclosure controls and procedures to provide reasonable assurance that the objectives of the control system were met.

CEO/CFO Conclusions about the Effectiveness of the Disclosure Controls and Procedures. As required by Rule 13a-15(b), inTEST management, including our CEO and CFO, conducted an evaluation as of the end of the period covered by this Report, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, our CEO and CFO concluded that, as of the end of the period covered by this Report, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

Item 9A(T). CONTROLS AND PROCEDURES (Continued)

- Pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control-Integrated Framework. Based upon this assessment, management believes that, as of December 31, 2009, our internal control over financial reporting is effective at a reasonable assurance level.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report on Form 10-K.

Item 9B. OTHER INFORMATION

The Annual Meeting of Stockholders of the Company was held on November 4, 2009 (the "Meeting"). Notice of the Meeting was mailed to stockholders of record on or about October 1, 2009, together with proxy solicitation materials prepared in accordance with Section 14(a) of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

In the election of the members of the Board of Directors, there was no solicitation in opposition to the nominees of the Board of Directors for election to the Board of Directors and all such nominees were elected. The number of votes cast for or withheld for each nominee for election to the Board of Directors were as follows:

Nominee	For	Withheld
Alyn R. Holt	7,213,564	1,161,996
Robert E. Matthiessen	7,211,064	1,164,496
Stuart F. Daniels, Ph.D.	7,210,785	1,164,775
James J. Greed, Jr.	7,327,882	677,678
James W. Schwartz, Esq.	7,698,088	677,472
Thomas J. Reilly, Jr.	7,762,907	612,653

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The text of Item 10 is omitted from this document. The omitted information is included in our Proxy Statement for the 2010 Annual Meeting of Stockholders. This information may also be obtained from our website (www.intest.com) or the website of the SEC (www.sec.gov).

Item 11. EXECUTIVE COMPENSATION

The text of Item 11 is omitted from this document. The omitted information is included in our Proxy Statement for the 2010 Annual Meeting of Stockholders. This information may also be obtained from our website (www.intest.com) or the website of the SEC (www.sec.gov).

PART III

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The text of Item 12 is omitted from this document except for the portion that is responsive to Item 201(d) of Regulation S-K. The omitted information is included in our Proxy Statement for the 2010 Annual Meeting of Stockholders. This information may also be obtained from our website (www.intest.com) or the website of the SEC (www.sec.gov).

The information required by Item 201(d) of Regulation S-K is set forth below. The following table shows the number of securities that may be issued pursuant to our equity compensation plans (including individual compensation arrangements) as of December 31, 2009:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights(1)	Number of securities remaining available for future issuance under equity compensation plans(2)
Equity compensation plans approved by security holders	408,000	$3.45	440,000
Equity compensation plans not approved by security holders	-	-	-
Total	408,000	$3.45	440,000

(1) The securities that may be issued are shares of inTEST common stock, issuable upon exercise of outstanding stock options.
(2) The securities that remain available for future issuance are issuable pursuant to the 2007 Stock Plan.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The text of Item 13 is omitted from this document. The omitted information is included in our Proxy Statement for the 2010 Annual Meeting of Stockholders. This information may also be obtained from our website (www.intest.com) or the website of the SEC (www.sec.gov).

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The text of Item 14 is omitted from this document. The omitted information is included in our Proxy Statement for the 2010 Annual Meeting of Stockholders. This information may also be obtained from our website (www.intest.com) or the website of the SEC (www.sec.gov).

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The documents filed as part of this Annual Report on Form 10-K are:
- (i) Our consolidated financial statements and notes thereto as well as the applicable report of our independent registered public accounting firm are included in Part II, Item 8 of this Annual Report on Form 10-K.
- (ii) The following financial statement schedule should be read in conjunction with the consolidated financial statements set forth in Part II, Item 8 of this Annual Report on Form 10-K:
  Schedule II -- Valuation and Qualifying Accounts
- (iii) The exhibits required by Item 601 of Regulation S-K are included under Item 15(b) of this Annual Report on Form 10-K.

(b) Exhibits required by Item 601 of Regulation S-K:

A list of the Exhibits which are required by Item 601 of Regulation S-K and filed with this Report is set forth in the Exhibit Index immediately following the signature page, which Exhibit Index is incorporated herein by reference.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

inTEST Corporation

By: /s/ Robert E. Matthiessen Robert E. Matthiessen President and Chief Executive Officer	March 31, 2010

Pursuant to the requirements of Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Robert E. Matthiessen Robert E. Matthiessen, President, Chief Executive Officer and Director (principal executive officer)	March 31, 2010
/s/ Hugh T. Regan, Jr. Hugh T. Regan, Jr., Treasurer, Chief Financial Officer and Secretary (principal financial officer)	March 31, 2010
/s/ Alyn R. Holt Alyn R. Holt, Executive Chairman	March 31, 2010
/s/ Stuart F. Daniels Stuart F. Daniels, Ph.D, Director	March 31, 2010
/s/ James J. Greed, Jr. James J. Greed, Jr., Director	March 31, 2010
/s/ James W. Schwartz, Esq. James W. Schwartz, Esq., Director	March 31, 2010
/s/ Thomas J. Reilly, Jr. Thomas J. Reilly, Jr., Director	March 31, 2010

Index to Exhibits(A)

Exhibit Number	*Description of Exhibit*
2.1	Agreement and Plan of Merger, dated as of October 6, 2008, by and among the Company, Sigma Acquisitions, Inc., Sigma Systems Corp., Sandy L. Hoover, Trustee of the Exemption Trust, a sub-trust of the Robert T. Stewart Separate Property Trust dated March 17, 2003, Sandy L. Hoover, Trustee of the Sandy L. Hoover Trust, a sub-trust of the Robert T. Stewart Separate Property Trust dated March 17, 2003, and Sandy L. Hoover with Schedules and Exhibits thereto. (1)
3.1	Certificate of Incorporation. (2)
3.2	Bylaws, as amended on October 30, 2007. (3)
10.1	Lease Agreement between First Industrial, L.P. and the Company, dated June 6, 2000. (4)
10.2	First Amendment to Lease between First Industrial, L.P. and the Company dated October 2, 2000. (5)
10.3	Second Amendment to Lease between First Industrial, L.P. and the Company dated December 23, 2003. (5)
10.4	Third Amendment to Lease between Brown Pelican LLC (indirect assignee of First Industrial, L.P.) and the Company dated as of July 16, 2007. (6)
10.5	Lease between SPHOS, Inc. and Temptronic Corporation (a subsidiary of the Company), dated December 27, 2000. (7)
10.6	Lease between The Irvine Company and the Company dated September 15, 2004. (8)
10.7	inTEST Corporation Amended and Restated 1997 Stock Plan. (9)(*)
10.8	inTEST Corporation 2007 Stock Plan. (10)(*)
10.9	Form of Restricted Stock Grant. (11)(*)
10.10	Form of Stock Option Grant - Director. (11)(*)
10.11	Form of Stock Option Grant - Officer. (11)(*)
10.12	Change of Control Agreement dated August 27, 2007 between the Company and Robert E. Matthiessen. (12)(*)
10.13	Change of Control Agreement dated August 27, 2007 between the Company and Hugh T. Regan, Jr. (12)(*)
10.14	Change of Control Agreement dated May 5, 2008 between the Company and Daniel J. Graham. (13)(*)
10.15	Change of Control Agreement dated May 5, 2008 between the Company and James Pelrin. (13)(*)
10.16	Change of Control Agreement dated May 5, 2008 between the Company and Dale E. Christman (former General Manager-Electrical Products Segment). (13)(*)
10.17	Amendment to Change of Control Agreement dated December 31, 2008 between the Company and Robert E. Matthiessen. (14)(*)
10.18	Amendment to Change of Control Agreement dated December 31, 2008 between the Company and Hugh T. Regan, Jr. (14)(*)
10.19	Amendment to Change of Control Agreement dated December 31, 2008 between the Company and Daniel J. Graham. (14)(*)
10.20	Amendment to Change of Control Agreement dated December 31, 2008 between the Company and James Pelrin. (14)(*)
10.21	Security Agreement dated October 6, 2008 between SigmaSYS Corp., Sandy L. Hoover, Trustee of Exemption Trust, a sub-trust of the Robert T. Stewart Separate Property Trust dated March 17, 2003, Sandy L. Hoover, Trustee of the Sandy L. Hoover Trust, a sub-trust of the Robert T. Stewart Separate Property Trust dated March 17, 2003, and Sandy L. Hoover. (15)
10.22	Promissory Note #1 dated October 6, 2008 between the Company and Sandy L. Hoover, Trustee of the Exemption Trust, a sub-trust of the Robert T. Stewart Separate Property Trust dated March 17, 2003. (15)
10.23	Promissory Note #2 dated October 6, 2008 between the Company and Sandy L. Hoover, Trustee of the Sandy L. Hoover Trust, a sub-trust of the Robert T. Stewart Separate Property Trust dated March 17, 2003. (15)
10.24	Compensatory Arrangements of Executive Officers and Directors. (*)
14	Code of Ethics. (16)
21	Subsidiaries of the Company.
23	Consent of McGladrey & Pullen, LLP.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Index to Exhibits(A)

(1) Previously filed by the Company as an exhibit to the Company's Form 8-K dated October 6, 2008, File No. 000-22529, filed October 10, 2008, and incorporated herein by reference.
(2) Previously filed by the Company as an exhibit to the Company's Registration Statement on Form S-1, File No. 333-26457 filed May 2, 1997, and incorporated herein by reference.
(3) Previously filed by the Company as an exhibit to the Company's Form 8-K dated October 30, 2007, File No. 000-22529, filed November 5, 2007, and incorporated herein by reference.
(4) Previously filed by the Company as an exhibit to the Company's Form 10-Q for the quarter ended June 30, 2000, File No. 000-22529, filed August 14, 2000, and incorporated herein by reference.
(5) Previously filed by the Company as an exhibit to the Company's Form 10-K/A for the year ended December 31, 2006, File No. 000-22529, filed on July 27, 2007, and incorporated herein by reference.
(6) Previously filed by the Company as an exhibit to the Company's Form 8-K dated October 2, 2007, File No. 000-22529, filed October 3, 2007, and incorporated herein by reference.
(7) Previously filed by the Company as an exhibit to the Company's Form 10-K for the year ended December 31, 2000, File No. 000-22529, filed March 30, 2001, and incorporated herein by reference.
(8) Previously filed by the Company as an exhibit to the Company's Form 8-K dated September 15, 2004, File No. 000-22529, filed October 6, 2004, and incorporated herein by reference.
(9) Previously filed as an appendix to the Company's Proxy Statement filed April 25, 2002, and incorporated herein by reference.
(10) Previously filed as an appendix to the Company's Proxy Statement filed April 27, 2007, and incorporated herein by reference.
(11) Previously filed by the Company as an exhibit to the Company's Form 10-K for the year ended December 31, 2004, File No. 000-22529, filed March 31, 2005, and incorporated herein by reference.
(12) Previously filed by the Company as an exhibit to the Company's Form 10-K for the year ended December 31, 2007, File No. 000-22529, filed March 31, 2008, and incorporated herein by reference.
(13) Previously filed by the Company as an exhibit to the Company's Form 10-Q for the quarter ended June 30, 2008, File No. 000-22529, filed August 14, 2008, and incorporated herein by reference.
(14) Previously filed by the Company as an exhibit to the Company's Form 10-Q for the quarter ended June 30, 2009, File No. 000-22529, filed August 14, 2009, and incorporated herein by reference.
(15) Previously filed by the Company as an exhibit to the Company's Form 10-K for the year ended December 31, 2008, File No. 000-22529, filed July 9, 2009, and incorporated herein by reference.
(16) Previously filed by the Company as an exhibit to the Company's Form 10-K for the year ended December 31, 2003, File No. 000-22529, filed March 30, 2004, and incorporated herein by reference.
(*) Indicates a management contract or compensatory plan, contract or arrangement in which a director or executive officers participate.
(A) Copies of the exhibits which were filed with the SEC are not included in this Annual Report to Stockholders but may be obtained electronically through our website at www.intest.com or through the SEC's website at www.sec.gov.

inTEST CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
MCGLADREY & PULLEN, LLP

To The Board of Directors and Stockholders
inTEST Corporation

We have audited the accompanying consolidated balance sheets of inTEST Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for the years then ended. Our audits also included the financial statement schedule of inTEST Corporation listed in Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of inTEST Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We were not engaged to examine management's assessment of the effectiveness of inTEST Corporation's internal control over financial reporting as of December 31, 2009, included in the accompanying Management's Report on Internal Control over Financial Reporting and, accordingly, we do not express an opinion thereon.

/s/ McGLADREY & PULLEN, LLP

Blue Bell, Pennsylvania
March 31, 2010

inTEST CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2009	December 31, 2008
ASSETS:		
Current assets:		
Cash and cash equivalents	$ 2,647	$ 7,137
Trade accounts receivable, net of allowance for doubtful accounts of $154 and $148, respectively	5,413	3,758
Inventories	3,064	4,193
Prepaid expenses and other current assets	377	816
Total current assets	11,501	15,904
Property and equipment:		
Machinery and equipment	3,377	3,869
Leasehold improvements	533	576
	3,910	4,445
Less: accumulated depreciation	(3,613)	(3,828)
Net property and equipment	297	617
Goodwill	1,656	1,656
Intangible assets, net	1,212	1,346
Other assets	478	969
Total assets	$15,144	$20,492
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,576	$ 1,830
Accrued wages and benefits	653	1,569
Accrued professional fees	375	391
Accrued warranty	228	281
Accrued sales commissions	315	160
Accrued restructuring and other charges	130	141
Other accrued expenses	455	553
Domestic and foreign income taxes payable	18	173
Notes payable to stockholder	381	-
Deferred rent	118	118
Capital lease obligations	-	8
Total current liabilities	5,249	5,224
Notes payable to stockholder, net of current portion	1,144	1,525
Deferred rent, net of current portion	157	275
Capital lease obligations, net of current portion	-	1
Total liabilities	6,550	7,025
Commitments and Contingencies (Notes 11, 12, 14 and 17)		
Stockholders' equity:		
Preferred stock, $0.01 par value; 5,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $0.01 par value; 20,000,000 shares authorized; 10,193,255 and 10,209,005 shares issued, respectively	102	102
Additional paid-in capital	25,798	25,665
Accumulated deficit	(17,801)	(12,958)
Accumulated other comprehensive earnings	1,356	1,519
Treasury stock, at cost; 139,299 and 139,299 shares, respectively	(861)	(861)
Total stockholders' equity	8,594	13,467
Total liabilities and stockholders' equity	$15,144	$20,492

See accompanying Notes to Consolidated Financial Statements.

inTEST CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Years Ended December 31,	
	2009	2008
Net revenues	$23,499	$38,790
Cost of revenues	15,686	25,005
Gross margin	7,813	13,785
Operating expenses:		
Selling expense	4,333	7,875
Engineering and product development expense	2,418	5,064
General and administrative expense	5,445	8,062
Impairment of long-lived assets	-	1,377
Impairment of goodwill	-	130
Restructuring and other charges	663	717
Total operating expenses	12,859	23,225
Operating loss	(5,046)	(9,440)
Other income (expense):		
Interest income	44	297
Interest expense	(72)	(21)
Other	179	84
Total other income	151	360
Loss before income tax expense (benefit)	(4,895)	(9,080)
Income tax expense (benefit)	(52)	53
Net loss	$(4,843)	$(9,133)
Net loss per common share:		
Basic	$(0.49)	$(0.97)
Diluted	$(0.49)	$(0.97)
Weighted average common shares outstanding		
Basic	9,975,266	9,465,006
Diluted	9,975,266	9,465,006

See accompanying Notes to Consolidated Financial Statements.

inTEST CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Years Ended December 31,	
	2009	2008
Net loss	$(4,843)	$(9,133)
Transfer of cumulative translation adjustment upon dissolution of foreign subsidiary	(184)	-
Foreign currency translation adjustments	21	180
Comprehensive loss	$(5,006)	$(8,953)

See accompanying Notes to Consolidated Financial Statements.

inTEST CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Earnings	Treasury Stock	Total Stockholders' Equity
	Shares	Amount					
Balance, January 1, 2008	9,666,505	$ 97	$24,757	$(3,825)	$1,339	$ (861)	$21,507
Net loss	-	-	-	(9,133)	-	-	(9,133)
Other comprehensive earnings	-	-	-	-	180	-	180
Amortization of deferred compensation related to restricted stock	-	-	418	-	-	-	418
Forfeiture of non-vested shares of restricted stock	(7,500)	-	-	-	-	-	-
Issuance of common stock in connection with the Acquisition	550,000	5	490	-	-	-	495
Balance, December 31, 2008	10,209,005	102	25,665	(12,958)	1,519	(861)	13,467
Net loss	-	-	-	(4,843)	-	-	(4,843)
Other comprehensive loss	-	-	-	-	(163)	-	(163)
Amortization of deferred compensation related to restricted stock	-	-	133	-	-	-	133
Forfeiture of non-vested shares of restricted stock	(15,750)	-	-	-	-	-	-
Balance, December 31, 2009	10,209,005	$102	$25,798	$(17,801)	$1,356	$ (861)	$ 8,594

See accompanying Notes to Consolidated Financial Statements.

inTEST CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,	
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$(4,843)	$(9,133)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	501	1,073
Impairment of goodwill	-	130
Impairment of long-lived assets	-	1,377
Foreign exchange (gain) loss	(63)	148
Amortization of deferred compensation related to restricted stock	133	418
Loss on sale of fixed assets	36	47
Proceeds from sale of demonstration equipment, net of gain	6	7
Changes in assets and liabilities:		
Trade accounts receivable	(1,544)	3,228
Inventories	1,130	1,170
Prepaid expenses and other current assets	430	407
Other assets	471	(43)
Accounts payable	748	(822)
Accrued wages and benefits	(903)	(471)
Accrued professional fees	(17)	79
Accrued warranty	(53)	(106)
Accrued sales commissions	155	(239)
Accrued restructuring and other charges	(11)	145
Other accrued expenses	(96)	(185)
Domestic and foreign income taxes payable	(154)	(46)
Deferred rent	(118)	(118)
Net cash used in operating activities	(4,192)	(2,934)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of businesses	-	(1,764)
Purchase of property and equipment	(86)	(400)
Net cash used in investing activities	(86)	(2,164)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of capital lease obligations	(9)	(6)
Net cash used in financing activities	(9)	(6)
Effects of exchange rates on cash	(203)	26
Net cash used in all activities	(4,490)	(5,078)
Cash and cash equivalents at beginning of period	7,137	12,215
Cash and cash equivalents at end of period	$ 2,647	$ 7,137
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Details of acquisitions:		
Fair value of assets acquired		$ 2,959
Liabilities assumed		(961)
Common stock issued		(495)
Debt issued		(1,525)
Goodwill resulting from acquisitions		1,786
Net cash paid for acquisitions		$ 1,764
Forfeiture of non-vested shares of restricted stock	$ (64)	$ (32)
Cash payments (refunds) for:		
Domestic and foreign income taxes	$ 130	$ (172)
Interest	74	1

See accompanying Notes to Consolidated Financial Statements.

(In thousands, except share and per share data)

(1) NATURE OF OPERATIONS

We are an independent designer, manufacturer and marketer of mechanical, thermal and electrical products that are primarily used by semiconductor manufacturers in conjunction with automatic test equipment ("ATE") in the testing of integrated circuits ("ICs" or "semiconductors").

The consolidated entity is comprised of inTEST Corporation (parent) and our wholly-owned subsidiaries. We have three reportable segments which are also our reporting units: Mechanical Products, Thermal Products and Electrical Products. We manufacture our products in the U.S. Marketing and support activities are conducted worldwide from our facilities in the U.S., Germany and Singapore.

During 2008, we acquired Diamond Integration L.L.C. ("Diamond") and Sigma Systems Corp. ("Sigma"), as discussed further in Note 3. The results of Diamond from the date of acquisition are included in our Mechanical Products segment. The results of Sigma from the date of acquisition are included in our Thermal Products segment.

During the fourth quarter of 2008, we closed our manufacturing facility in Amerang, Germany, and our engineering and sales office in the U.K. On April 14, 2009, we approved reductions in workforce in our Singaporean operation. In connection with this action, we centralized manufacturing of mechanical products in our Cherry Hill, New Jersey operation. During the fourth quarter of 2009, we closed our Japanese operation. Sales of our mechanical products that had been handled through this operation are now handled through our operation in Cherry Hill, New Jersey. All of these operations were included in our Mechanical Products segment. In addition, during the third quarter of 2009, we approved the relocation of Sigma to Sharon, Massachusetts. Sigma will share a facility with Temptronic Corporation. These two companies, along with an operation in Germany, comprise our Thermal Products segment. The relocation of Sigma commenced in mid-December and was completed during the first quarter of 2010. All of these actions, including the costs associated with them, are discussed further in Note 5.

The semiconductor industry in which we operate is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. This industry is subject to significant economic downturns at various times. Our financial results are affected by a wide variety of factors, including, but not limited to, general economic conditions worldwide or in the markets in which we operate, economic conditions specific to the semiconductor industry, our ability to safeguard patents and intellectual property in a rapidly evolving market, downward pricing pressures from customers, and our reliance on a relatively few number of customers for a significant portion of our sales. In addition, we are exposed to the risk of obsolescence of our inventory depending on the mix of future business and technological changes within the industry. As a result of these or other factors, we may experience significant period-to-period fluctuations in future operating results.

Results of Operations and Management's Plans

We have incurred significant losses in four of the last five years, including losses in 2007, 2008 and 2009. These losses were attributable to operations as well as to charges for impairments and restructurings. We have managed our liquidity during this time primarily through a series of cost reduction initiatives. The weakness and turmoil of the macroeconomic environment that began in 2008 and worsened in 2009 resulted in a significant reduction in equipment utilization rates in the semiconductor industry. While we presently see positive indicators in all of our segments, and although we have experienced sequential quarterly growth in our bookings during 2009, we continue to remain focused on methods to reduce our cash burn and manage our cash flow. As a result of our continued operating losses in 2009, primarily incurred during the first half of the year, combined with the cash utilized to implement the various restructuring plans put in place during 2009, our cash and cash equivalents declined to $2,647 as of December 31, 2009 compared to $7,137 as of December 31, 2008. We do not currently have any available credit facilities under which we can borrow to help fund our working capital requirements.

(In thousands, except share and per share data)

(1) NATURE OF OPERATIONS (Continued)

In light of deteriorating conditions in the semiconductor industry and the global economy during 2008 and the first part of 2009, we initiated a series of restructuring and cost reduction programs during the fourth quarter of 2008, which continued in 2009, in order to conserve cash and reduce costs (as more fully discussed in Note 5). In addition, in April 2009, we retained a financial advisor to explore strategic alternatives to enhance operating performance and stockholder value. We determined that under the then current market conditions and with our then current resources, our goals were to continue conserving cash, reducing costs and generating sales of our products. Since that time, we have implemented strategies consistent with those goals and remain committed to those objectives. We also continue to consider other alternatives as we may deem appropriate. We will likely incur additional restructuring charges in future periods; however, we cannot predict the amount of such charges at this time.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements include our accounts and those of our wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated upon consolidation. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain of our accounts, including inventories, long-lived assets, goodwill, identifiable intangibles, deferred income tax valuation allowances and product warranty reserves, are particularly impacted by estimates.

Reclassification

Certain prior year amounts have been reclassified to be comparable with the current year's presentation.

Cash and Cash Equivalents

Short-term investments that have maturities of three months or less when purchased are considered to be cash equivalents and are carried at cost, which approximates market value.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. We grant credit to customers and generally require no collateral. To minimize our risk, we perform ongoing credit evaluations of our customers' financial condition. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on historical write-off experience and the aging of such receivables, among other factors. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off-balance sheet credit exposure related to our customers. Bad debt expense was $45 and $61 for the years ended December 31, 2009 and 2008, respectively. Cash flows from accounts receivable are recorded in operating cash flows.

Fair Value of Financial Instruments

Our financial instruments, principally accounts and notes receivable and accounts payable, are carried at cost which approximates fair value, due to the short maturities of the accounts. The estimated fair value of our notes payable to stockholder approximates its carrying value based upon the rates offered to us for similar type arrangements.

(In thousands, except share and per share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventory is valued at standard cost, which approximates actual cost computed on a first-in, first-out basis, not in excess of market value. Cash flows from the sale of inventory are recorded in operating cash flows. On a quarterly basis, we review our inventories and record excess and obsolete inventory charges based upon our established objective excess and obsolete inventory criteria. These criteria identify material that has not been used in a work order during the prior twelve months and the quantity of material on hand that is greater than the average annual usage of that material over the prior three years. In certain cases, additional excess and obsolete inventory charges are recorded based upon current industry conditions, anticipated product life cycles, new product introductions and expected future use of the inventory. The charges for excess and obsolete inventory we record establish a new cost basis for the related inventory. We incurred excess and obsolete inventory charges of $1,023 and $1,033 for the years ended December 31, 2009 and 2008, respectively.

Property and Equipment

Machinery and equipment are stated at cost. As further discussed below under "Goodwill, Intangible and Long-Lived Assets," machinery and equipment that has been determined to be impaired is written down to its fair value at the time of the impairment. Depreciation is based upon the estimated useful life of the assets using the straight-line method. The estimated useful lives range from one to seven years. Leasehold improvements are recorded at cost and amortized over the shorter of the lease term or the estimated useful life of the asset. Total depreciation expense, including amortization of assets acquired under capital leases, was $366 and $964 for the years ended December 31, 2009 and 2008, respectively. Expenditures for maintenance and repairs are charged to operations as incurred.

Goodwill, Intangible and Long-Lived Assets

Goodwill is assessed for impairment at least annually in the fourth quarter, on a reporting unit basis, or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. The goodwill impairment assessment is based upon a combination of the income approach, which estimates the fair value of our reporting units based upon a discounted cash flow approach, and the market approach which estimates the fair value of our reporting units based upon comparable market multiples. This fair value is then reconciled to our market capitalization at year end with an appropriate control premium. The determination of the fair value of our reporting units requires management to make significant estimates and assumptions including the selection of appropriate peer group companies, control premiums, discount rate, terminal growth rates, forecasts of revenue and expense growth rates, changes in working capital, depreciation, amortization and capital expenditures. Changes in assumptions concerning future financial results or other underlying assumptions would have a significant impact on either the fair value of the reporting unit or the amount of the goodwill impairment charge.

During the goodwill impairment assessment, we perform a step I test to identify potential impairment, in which the fair value of a reporting unit is compared with its book value. If the book value of a reporting unit exceeds its fair value, a step II test is performed in which the implied fair value of goodwill is compared with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recorded in an amount equal to that excess. Indefinite-lived intangible assets are assessed for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Long-lived assets, which consist of finite-lived intangible assets and property and equipment, are assessed for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the estimated undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value. The cash flow estimates used to determine the impairment, if any, contain management's best estimates using appropriate assumptions and projections at that time.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

We account for stock-based compensation in accordance with Accounting Standards Codification ("ASC") Topic 718 (Compensation - Stock Compensation) which requires that employee share-based equity awards be accounted for under the fair value method and requires the use of an option pricing model for estimating fair value, which is then amortized to expense over the service periods. See further disclosures related to our stock-based compensation plan in Note 16.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. Sales of our products are made through our sales employees, third-party sales representatives and distributors. There are no differences in revenue recognition policies based on the sales channel. We do not provide our customers with rights of return or exchanges. Revenue is generally recognized upon product shipment. Our customers' purchase orders do not typically contain any customer-specific acceptance criteria, other than that the product performs within the agreed upon specifications. We test all products manufactured as part of our quality assurance process to determine that they comply with specifications prior to shipment to a customer. To the extent that any customer purchase order contains customer-specific acceptance criteria, revenue recognition is deferred until customer acceptance.

With respect to sales tax collected from customers and remitted to governmental authorities, we use a net presentation in our consolidated statement of operations. As a result, there are no amounts included in either our net revenues or cost of revenues related to sales tax.

Product Warranties

We generally provide product warranties and record estimated warranty expense at the time of sale based upon historical claims experience. Warranty expense is included in selling expense in the consolidated financial statements.

Engineering and Product Development

Engineering and product development costs, which consist primarily of the salary and related benefits costs of our technical staff, as well as the cost of materials used in product development, are expensed as incurred.

Restructuring and Other Charges

We recognize a liability for restructuring costs at fair value only when the liability is incurred. The three main components of our restructuring plans have been related to workforce reductions, the consolidation of excess facilities and asset impairments. Workforce-related charges are accrued when it is determined that a liability has been incurred, which is generally after individuals have been notified of their termination dates and expected severance benefits. Plans to consolidate excess facilities result in charges for lease termination fees and future commitments to pay lease charges, net of estimated future sub-lease income. We recognize these charges when we have vacated the premises. In addition, as a result of plans to consolidate excess facilities, we may incur other associated costs such as charges to relocate inventory, equipment or personnel. We recognize charges for other associated costs when these costs are incurred, which is generally when the goods or services have been provided to us. Assets that may be impaired consist of property, plant and equipment and intangible assets. Asset impairment charges are based on an estimate of the amounts and timing of future cash flows related to the expected future remaining use and ultimate sale or disposal of the asset.

Foreign Currency

For our foreign subsidiaries whose functional currency is not the U.S. dollar, assets and liabilities are translated using the exchange rate in effect at the balance sheet date. The results of operations are translated using an average exchange rate for the period. The effects of rate fluctuations in translating assets and liabilities of these international operations into U.S. dollars are included in accumulated other comprehensive earnings (loss) in stockholders' equity. Transaction gains or losses are included in net earnings (loss). For the years ended December 31, 2009 and 2008, foreign currency transaction gains (losses) were $63 and $(148). The amount recorded in 2009 includes a $184 foreign currency translation adjustment related to the final dissolution of our subsidiary located in Japan, as more fully discussed in Note 5.

(In thousands, except share and per share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

Net Earnings (Loss) Per Common Share

Net earnings (loss) per common share - basic is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during each period. Net earnings (loss) per common share - diluted is computed by dividing net earnings (loss) by the weighted average number of common shares and common share equivalents outstanding during each period. Common share equivalents represent stock options and unvested shares of restricted stock and are calculated using the treasury stock method. Common share equivalents are excluded from the calculation if their effect is anti-dilutive.

The table below sets forth, for the periods indicated, a reconciliation of weighted average common shares outstanding - basic to weighted average common shares and common share equivalents outstanding - diluted and the average number of potentially dilutive securities and their respective weighted average exercise prices that were excluded from the calculation of diluted earnings per share because their effect was anti-dilutive:

	Years Ended December 31,	
	2009	2008
Weighted average common shares outstanding – basic	9,975,266	9,465,006
Potentially dilutive securities:		
Employee stock options and unvested shares of restricted stock	-	-
Weighted average common shares outstanding – diluted	9,975,266	9,465,006
Average number of potentially dilutive securities excluded from calculation	497,469	639,762
Weighted average exercise price of excluded securities	$3.57	$3.74

Recently Adopted Accounting Standards

In June 2009, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162.* SFAS No. 168 establishes the FASB Accounting Standards Codification ("ASC") as the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. SFAS No. 168 is codified as ASC Topic 105. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the ASC carries an equal level of authority. On the effective date of SFAS No. 168, the ASC superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the ASC became non-authoritative. SFAS No. 168 was effective for financial statements issued for interim and annual periods ending after September 15, 2009. Subsequent to the effective date of SFAS No. 168, the FASB no longer issues new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, the FASB issues Accounting Standards Updates ("ASU"). The FASB does not consider Accounting Standards Updates as authoritative in their own right. Accounting Standards Updates serve only to update the ASC, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the ASC. We adopted SFAS No. 168 as of the end of the third fiscal quarter of 2009. The adoption of FAS No. 168 did not have any impact on our consolidated financial statements, however, it changes our footnote referencing related to the sources for existing GAAP and recently issued modifications of GAAP.

(In thousands, except share and per share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ASC Topic 855, *Subsequent Events* ("ASC 855") (formerly SFAS No. 165, *Subsequent Events*) establishes general standards for the evaluation, recognition and disclosure of events and transactions that occur after the balance sheet date. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards. The standard, which includes a new required disclosure of the date through which management has evaluated subsequent events, is effective for interim and annual periods ending after June 15, 2009. The adoption of ASC 855 had no effect on our financial statements. In February 2010, the FASB issued ASU No. 2010-09, *Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements* ("ASU 2010-09"), which amends ASC Topic 855 to clarify which entities are required to evaluate subsequent events through the date the financial statements are issued and the scope of the disclosure requirements related to subsequent events. ASU 2010-09 is effective for us on a prospective basis immediately. The adoption of ASU 2010-09 did not have any impact on our consolidated financial statements. We have determined there were no material subsequent events requiring adjustment to, or disclosure in, our consolidated financial statements for the year ended December 31, 2009.

ASC Topic 805 (formerly SFAS No. 141 (R), *Business Combinations*) significantly changes the accounting for business combinations in a number of areas, including the treatment of contingent consideration, pre-acquisition contingencies, transaction costs, in-process research and development and restructuring costs. In April 2009, the FASB issued additional standards under ASC Topic 805 to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. These new standards are effective as of the beginning of the first fiscal year beginning after December 15, 2008, and early adoption is prohibited. We adopted these new standards under ASC Topic 805 as of January 1, 2009. The adoption of these standards will change our accounting for business combinations on a prospective basis for any business combination completed on or after January 1, 2009.

ASC Topic 350 (formerly FSP FAS 142-3, *Determination of the Useful Life of Intangible Assets*) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset and also adds certain disclosure requirements. This new standard is effective as of the beginning of the first fiscal year beginning after December 15, 2008, and early adoption is prohibited. The guidance for determining useful lives must be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements must be applied prospectively to all intangible assets recognized as of the effective date. We adopted this new standard as of January 1, 2009. The adoption of this new standard will change our accounting for intangible assets acquired after the adoption date.

New Accounting Standards

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"), which amends the disclosure guidance with respect to fair value measurements. Specifically, the new guidance requires disclosure of amounts transferred in and out of Levels 1 and 2 fair value measurements, a reconciliation presented on a gross basis rather than a net basis of activity in Level 3 fair value measurements, greater disaggregation of the assets and liabilities for which fair value measurements are presented and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, with the exception of the new guidance around the Level 3 activity reconciliations, which is effective for fiscal years beginning after December 15, 2010. We are currently evaluating the impacts, if any, on our consolidated financial statements.

(3) ACQUISITIONS

Diamond Integration L.L.C.

On July 15, 2008, we acquired the assets of Diamond Integration, L.L.C. ("Diamond"), a business that provides post-warranty service for ATE equipment to semiconductor manufacturers. The purchase price consisted of a cash payment of $239, plus transaction costs of $23. The following is an allocation of the purchase price:

(In thousands, except share and per share data)

(3) ACQUISITIONS (Continued)

Cash payment	$239
Transaction costs	23
	262
Estimated fair value of identifiable assets acquired	132
Goodwill established	$130

The estimated fair value of identifiable assets acquired included two finite-lived intangibles: a customer list which was determined to have a fair value of $52 and an estimated useful life of 24 months and a non-compete agreement, which was determined to have a fair value of $43 and an estimated useful life of 30 months. In addition to the finite-lived intangible assets acquired, we acquired fixed assets with estimated fair values totaling $36 and a security deposit with a fair value of $1.

The results of Diamond have been included in our Mechanical Products segment from the date of acquisition. See Note 4 for discussion of the impairment of Diamond goodwill and intangible assets as of December 31, 2008. The effects on the pro forma consolidated results of operations inclusive of the acquisition of Diamond are not material.

Sigma Systems Corp.

On October 6, 2008, we entered into and consummated an Agreement and Plan of Merger (the "Merger Agreement") with Sigma Systems Corp. ("Sigma"), its President, Sandy L. Hoover, and its stockholders pursuant to which all of the outstanding shares of Sigma were exchanged for $1,000 in cash, 550,000 shares of our common stock, and non-negotiable promissory notes in an aggregate principal amount of $1,525. The notes bear interest at the prime rate plus 1.25%, are secured by the assets of Sigma. Interest is payable annually on the anniversary of closing. Principal is payable in four equal installments beginning on October 6, 2010. See additional disclosures related to the promissory notes in Note 9. During the closing of the transaction, we repaid $303 of debt that was on the books of Sigma prior to the acquisition, of which $118 was a working capital loan that had been provided to Sigma by the selling stockholders.

Sigma is a leading manufacturer of thermal platforms, custom configured environmental chambers and other environmental test solutions for a variety of industries including automotive, medical/pharmaceutical, electronic, aerospace/defense and semiconductor. The results of Sigma have been included in our Thermal Products segment from the date of acquisition. The following is an allocation of the purchase price:

Cash payment	$1,000
Non-negotiable promissory notes issued	1,525
550,000 common shares at $0.90 per share	495
Debt repaid	303
Transaction costs	226
	3,549
Estimated fair value of identifiable assets acquired, net of liabilities assumed	1,893
Goodwill established	$1,656

The estimated fair value of identifiable assets, net of liabilities assumed, shown above includes $1,380 which represents intangible assets. These intangible assets include customer relationships valued at $370 which are being amortized over an estimated useful life of 72 months, software valued at $270 which is being amortized over an estimated useful life of 120 months, patents valued at $230 which are being amortized over and estimated useful life of 60 months, and trademarks valued at $510 which have an indefinite life.

(In thousands, except share and per share data)

(3) ACQUISITIONS (Continued)

The unaudited pro forma consolidated results of operations as if the acquisition of Sigma had occurred on January 1, 2008 after giving effect to non-recurring charges, are as follows:

Pro Forma:	**2008**
Net revenues	$15,364
Net loss	$ (9,031)
Diluted loss per share	$(0.90)

(4) GOODWILL, INTANGIBLE AND LONG-LIVED ASSETS

Goodwill and Indefinite Life Intangible Assets

As of December 31, 2009 and 2008, our goodwill totaled $1,656 and our indefinite life intangible assets totaled $510. Changes in the amount of the carrying value of goodwill for the years ended December 31, 2009 and 2008 are as follows:

	Mechanical Products		**Thermal Products**		**Total**	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**
Balance - Beginning of period	$ -	$ -	$1,656	$ -	$1,656	$ -
Acquisition of Diamond Integration, L.L.C.	-	130	-	-	-	130
Acquisition of Sigma Systems Corp	-	-	-	1,656	-	1,656
Impairment of goodwill	-	(130)	-	-	-	(130)
Balance - End of period	$ -	$ -	$1,656	$1,656	$1,656	$1,656

Changes in the amount of the carrying value of indefinite life intangible assets, all of which are allocated to our Thermal Products segment, for the years ended December 31, 2009 and 2008 are as follows:

	2009	**2008**
Balance - Beginning of period	$510	$ -
Acquisition of Sigma Systems Corp	-	510
Balance - End of period	$510	$510

Impairment of Goodwill and Indefinite Life Intangible Assets

During December 2009 and 2008, we assessed our goodwill and indefinite life intangible assets for impairment in accordance with the requirements of ASC Topic 350 (Intangibles - Goodwill and Other). Our goodwill impairment assessment is based upon a combination of the income approach, which estimates the fair value of our reporting units based upon a discounted cash flow approach, and the market approach which estimates the fair value of our reporting units based upon comparable market multiples. This fair value is then reconciled to our market capitalization at year end with an appropriate control premium. In both 2009 and 2008, we used a 16% discount rate for the discounted cash flows based upon our analysis of market based estimates of capital costs and discount rates. The peer companies used in the market approach operate in our market segment. The determination of the fair value of our reporting units requires management to make significant estimates and assumptions including the selection of appropriate peer group companies, control premiums, discount rate, terminal growth rates, forecasts of revenue and expense growth rates, changes in working capital, depreciation, amortization and capital expenditures. Changes in assumptions concerning future financial results or other underlying assumptions would have a significant impact on either the fair value of the reporting unit or the amount of the goodwill impairment charge.

During the goodwill impairment assessment, we performed a step I test to identify potential impairment, in which the fair value of a reporting unit was compared with its book value. If the book value of a reporting unit exceeded its fair value, a step II test was performed in which the implied fair value of goodwill was compared with the carrying amount of goodwill. If the carrying amount of goodwill exceeded the implied fair value, an impairment loss was recorded in an amount equal to that excess.

(In thousands, except share and per share data)

(4) GOODWILL, INTANGIBLE AND LONG-LIVED ASSETS (Continued)

During the indefinite life intangible asset impairment assessment, we compared the fair value of our intangible assets with their carrying amount. If the carrying amount of our intangible assets exceeded their fair value, an impairment loss was recognized in an amount equal to that excess.

Sigma Goodwill and Intangible Assets
In December 2009 and 2008, we completed our annual impairment assessments for the goodwill and indefinite life intangible assets that are allocated to our Thermal Products reporting unit. This goodwill and the indefinite life intangible asset are both a result of our acquisition of Sigma in October 2008, as discussed in Note 3. This assessment indicated no impairment existed as the fair value of this reporting unit was determined to exceed its carrying value by 14% or $769 at December 31, 2009 and by 22% or $1,804 at December 31, 2008.

Diamond Goodwill
In December 2008, we completed our annual impairment assessment for the goodwill that was allocated to our Mechanical Products reporting unit. This goodwill resulted from our acquisition of Diamond in July 2008, as discussed in Note 3. Due to the significant operating losses experienced by our Mechanical Products reporting unit during 2008, combined with our forecasts that indicated potential future losses for this reporting unit, we determined that the fair value of this reporting unit was less than its carrying value. We determined that the carrying value of goodwill allocated to this reporting unit exceeded the implied fair value of goodwill and therefore our goodwill allocated to this reporting unit was fully impaired. As a result of this impairment, we recorded a charge of $130.

Finite-lived Intangible Assets

As of December 31, 2009 and 2008, we had finite-lived intangible assets which totaled $701 and $836, respectively, net of accumulated amortization of $169 and $34, respectively. At December 31, 2009 and 2008, we had three finite-lived intangible assets which consisted of customer relationships, software and patents held by Sigma at the time of our acquisition of this operation in October 2008, as discussed further in Note 3. These intangible assets are being amortized on a straight-line basis over estimated useful lives of 72 months, 120 months and 60 months, respectively. As of December 31, 2009, these assets had remaining estimated useful lives of 57 months, 105 months, and 45 months, respectively. These intangible assets are allocated to our Thermal Products segment. We assess our finite-lived intangible assets for impairment in accordance with the requirements of ASC Topic 350 (Intangibles - Goodwill and Other). Please see "Impairment of Long-Lived Assets and Finite-Lived Intangible Assets" below for the results of our assessment.

The following table sets forth changes in the amount of the carrying value of finite-lived intangible assets for the years ended December 31, 2009 and 2008, respectively:

	Mechanical Products		Thermal Products		Total	
	2009	2008	2009	2008	2009	2008
Balance - Beginning of period	$ -	$273	$836	$ -	$836	$273
Acquisition of Diamond Integration, L.L.C.	-	95	-	-	-	95
Acquisition of Sigma Systems Corp	-	-	-	870	-	870
Amortization	-	(75)	(135)	(34)	(135)	(109)
Impact of foreign currency translation	-	(9)	-	-	-	(9)
Impairment of finite-lived intangible assets	-	(284)	-	-	-	(284)
Balance - End of period	$ -	$ -	$701	$836	$701	$836

(In thousands, except share and per share data)

(4) GOODWILL, INTANGIBLE AND LONG-LIVED ASSETS (Continued)

The following table sets forth the estimated annual amortization expense for our finite-lived intangible assets for each of the next five years:

2010	$135
2011	$135
2012	$135
2013	$123
2014	$ 73

Impairment of Long-Lived Asset and Finite-lived Intangible Assets

In accordance with ASC Topic 350 (Intangibles - Goodwill and Other) and ASC Topic 360 (Property, Plant and Equipment), we review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the estimated undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value. The cash flow estimates used to determine the impairment, if any, contain management's best estimates using appropriate assumptions and projections at that time. As previously noted, our long-lived assets consist of our finite-lived intangible assets and property and equipment.

2009 Assessments
During December 2009, due to the continued operating losses experienced during 2009 in all of our segments, we assessed the long-lived assets of all our segments for impairment. Our assessment indicated that the finite-lived intangible assets and property and equipment that are allocated to these segments were not impaired.

2008 Assessments
During December 2008, due to the significant operating losses experienced during 2008, combined with our forecasts that indicated potential future losses for our Mechanical Products and Electrical Products segments, we assessed the long-lived assets allocated to these segments for impairment. Our assessment indicated that the finite-lived intangible assets and certain property and equipment that are allocated to these segments were impaired. The impaired assets which were allocated to our Electrical Products segment included property and equipment. The impaired assets which were allocated to our Mechanical Products segment included the intangible asset which consisted of the patent applications held by our Intestlogic subsidiary, two intangible assets consisting of a customer list and a non-compete agreement which resulted from our acquisition of Diamond in July 2008, as discussed further in Note 3, and certain property and equipment held by our Cherry Hill, New Jersey manufacturing facility and our Japanese sales and distribution operation. The impairment charge of $1,244 which was recorded in December 2008 included $284 related to our finite-lived intangible assets and $960 related to our property and equipment.

In addition to the impairment charge recorded in December 2008, we also recorded an impairment charge of $133 in the third quarter of 2008 related to the property and equipment of our Intestlogic subsidiary which we announced in September 2008 we were going to close. See further discussion of the closure of this operation in Note 5. This operation was closed during the fourth quarter of 2008 and was included in our Mechanical Products segment.

(5) RESTRUCTURING AND OTHER CHARGES

In response to the significant decline in our orders and net revenues during 2008 and 2009, we have taken actions to reduce our cost structure. The actions we have taken are described below. The review of our operations is on-going. We continue to explore methods to further reduce our costs and we will likely incur additional restructuring charges in future periods; however, we cannot predict the amount of such charges at this time.

We consider some of the actions we have taken to be temporary in nature. For instance, in future periods, we may choose to restore all or a portion of the salary and benefits we have reduced or hire additional staff as we deem necessary and appropriate. Any such restoration or increase in staffing would impact the ultimate level of savings which will result from our restructuring actions. See further information on such restorations in Note 20.

(In thousands, except share and per share data)

(5) RESTRUCTURING AND OTHER CHARGES (Continued)

2009 Restructuring Actions

Thermal Products Segment
During 2009, we approved three separate workforce reductions in our Thermal Products segment. On January 15, 2009, we approved a reduction of 5 employees, representing approximately 6% of the total employees in this segment and on February 19, 2009, we approved a reduction in workforce of 6 employees, representing approximately 8% of the total employees in this segment (collectively the "Q1 2009 TP Workforce Reduction"). We completed the communications of these actions to our employees on January 22, 2009 and February 19, 2009, respectively. We incurred $60 in total costs related to these actions for one-time termination benefits. These costs were incurred in the first quarter of 2009. On April 8, 2009, we approved a reduction of 11 employees, representing approximately 15% of the total employees in this segment (the "Q2 2009 TP Workforce Reduction"). We completed the communication of this action to our employees on April 15, 2009. We incurred approximately $62 in total costs related to these actions for one-time termination benefits. These costs were incurred in the second quarter of 2009. These actions were taken to reduce the operating expenses of this segment in response to current business conditions. We expect that the completed actions in this segment will reduce our annual operating expense structure by approximately $1,256.

In September 2009, we approved the relocation of Sigma from El Cajon, California to Sharon, Massachusetts (the "Sigma Relocation") where Temptronic Corporation's manufacturing operations are located and Sigma will share a facility with Temptronic (both of these operations are part of our Thermal Products segment). On September 30, 2009, we announced this relocation to the Sigma employees. In connection with the facility closure in El Cajon, we terminated 18 Sigma employees, representing approximately 32% of the employees in this segment, and incurred approximately $115 in one-time termination benefits related to this action. We completed the facility closure in El Cajon during the fourth quarter of 2009 and completed the relocation of the product line to our facility in Sharon during the first quarter of 2010. Through December 31, 2010, we incurred approximately $195 of facility closure costs related to this action. These costs included lease termination fees of approximately $62 and other costs associated with this consolidation of facilities, including the cost to relocate inventory, equipment and personnel, of approximately $133. This action was taken to reduce the operating expenses of this segment in response to current business conditions. We expect that the completed actions in this segment will reduce our annual operating expenses by approximately $636.

Mechanical Products Segment
On April 8, 2009, we approved a reduction in workforce in our Mechanical Products segment of 13 employees which represented approximately 20% of the employees in this segment. We incurred approximately $71 in total costs related to this action for one-time termination benefits. These costs were incurred in the second quarter of 2009. We completed the communication of this action to our employees on April 15, 2009.

Also on April 8, 2009, we approved the closure of our Japanese operation, which is part of our Mechanical Products segment. The four full-time and one part-time employees were notified of this planned closure on April 24, 2009. Three full-time employees were terminated on May 31, 2009. The two remaining employees were terminated during the fourth quarter of 2009. No one-time termination benefits were paid to these employees when they were terminated. During the third quarter of 2009, we recorded facility closure costs of $27 for our Japanese operation. We vacated our Japanese facility at the end of the third quarter of 2009. We completed the closure of this operation during the fourth quarter of 2009.

On April 14, 2009, we approved reductions in workforce in our Singaporean operation, which is also part of our Mechanical Products segment, of 8 employees and notified these employees of their planned termination on April 20, 2009. We terminated four employees on May 15, 2009, one employee on May 31, 2009, and three employees on June 30, 2009. We incurred approximately $51 in total costs related to this action for one-time termination benefits. We incurred these costs during the second quarter of 2009. In connection with this action, we plan to centralize manufacturing of all mechanical products in our Cherry Hill, New Jersey operation.

The reductions in force noted above for our Japanese and Singaporean operations totaled 13 employees, representing 26% of the employees in our Mechanical Products segment.

All of the actions discussed above (collectively, the "Q2 2009 MP Plan") were taken to reduce the operating expenses of this segment in response to current business conditions. We expect that the completed actions in this segment will reduce our annual operating expense structure by approximately $1,538.

(In thousands, except share and per share data)

(5) RESTRUCTURING AND OTHER CHARGES (Continued)

Electrical Products Segment

On April 27, 2009, we approved workforce reductions in our Electrical Products segment (the "Q2 2009 EP Workforce Reduction"). On April 30, 2009, we terminated 10 employees and an additional staff person was terminated on May 15, 2009, which represented 61% of the employees in this segment. We incurred approximately $77 in total costs related to these actions for one-time termination benefits. We incurred these costs during the second quarter of 2009.

These actions were taken to reduce the operating expenses of this segment in response to current business conditions. We expect that the completed actions in this segment will reduce our annual operating expense structure by approximately $779.

Corporate Segment

On April 8, 2009, we approved a reduction in workforce in our Corporate segment of one employee which represented approximately 20% of the employees in this segment (the "Q2 2009 Corporate Workforce Reduction"). We incurred approximately $6 in total costs related to this action for one-time termination benefits. These costs were incurred in the second quarter of 2009. We also approved a reduction in the base salary of our Executive Chairman of approximately $152. We completed the communications of these actions to our employees on April 15, 2009. These actions were taken to reduce the operating expenses of this segment in response to current business conditions. We expect that the completed actions in this segment will reduce our annual operating expense structure by approximately $202.

Our restructuring costs for year ended December 31, 2009 are summarized as follows:

	Q3 2008 MP Plan	Q4 2008 MP Plan	Q3 2008 EP Plan	Q4 2008 EP Plan	Sub-Total 2008 Plans
Balance - January 1, 2009	$ 72	$ 28	$ 3	$ 38	$141
Accruals for (reversals of) one-time termination benefits	10	(4)	(3)	(5)	(2)
Severance and other cash payments related to one-time termination benefits	(82)	(24)	-	(33)	(139)
Balance - December 31, 2009	$ -	$ -	$ -	$ -	$ -

	Q1 2009 TP Workforce Reduction	Q2 2009 TP Workforce Reduction	Q2 2009 MP Plan	Q2 2009 EP Workforce Reduction	Q2 2009 Corporate Workforce Reduction	Sigma Relocation	Sub-Total 2009 Plans	Total All Plans
Balance - January 1, 2009	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 141
Accruals for one-time termination benefits	60	62	122	77	6	115	442	440
Accruals for facility closure costs	-	-	27	-	-	195	222	222
Severance and other cash payments related to one-time termination benefits and facility closure costs	(60)	(62)	(149)	(77)	(6)	(180)	(534)	(673)
Balance - December 31, 2009	$ -	$ -	$ -	$ -	$ -	$ 130	$ 130	$ 130

<u>2008 Restructuring Actions</u>

Mechanical Products Segment

On June 30, 2008, we announced that we were reducing the workforce in our Mechanical Products segment by 18 employees, representing 18% of the total employees in this segment, and implementing a reduced work week for our manufacturing facility in Amerang, Germany (the "Q2 2008 MP Workforce Reduction"). The total costs incurred related to this action were $200. These costs represented one-time termination benefits. This action was completed in the third quarter of 2008.

(In thousands, except share and per share data)

(5) RESTRUCTURING AND OTHER CHARGES (Continued)

On September 12, 2008, we approved a restructuring plan for our Mechanical Products segment (the "Q3 2008 MP Plan"). As a part of this plan, we closed our manufacturing facility in Amerang, Germany and our engineering and sales office in the U.K. In addition to these facility closures, we reduced our domestic workforce by 4 employees, which represented approximately 7% of the total employees in this segment. We also implemented temporary salary reductions for certain employees of this segment, temporarily reduced the fees paid to members of our Board of Directors and implemented permanent reductions for expenses related to our use of third-party vendors. Effective January 1, 2009, we implemented additional temporary and permanent cost reductions associated with our employee benefit plans. This includes the temporary suspension of our 401(k) matching contributions and the implementation of an employee contribution of a portion of the cost of medical coverage for our domestic employees in this segment. The total costs incurred related to these actions were $331 which is made up of $140 for one-time termination benefits and $191 for facility closure costs. These actions were completed during the fourth quarter of 2008.

On December 9, 2008, we approved a further reduction in workforce in our Mechanical Products segment of 9 employees, representing approximately 11% of the total employees in this segment (the "Q4 2008 MP Plan"). We incurred approximately $101 in total costs related to this action for one-time termination benefits. These costs were incurred in the fourth quarter of 2008. In addition to the reduction in workforce, we reduced by 40% the hours worked by three employees and reduced by 25% the salary of two employees. These actions were taken to reduce the operating expenses of this segment in response to continued operating losses. These actions were completed during the fourth quarter of 2008.

Electrical Products Segment

On September 12, 2008, we approved a restructuring plan for our Electrical Products segment (the "Q3 2008 EP Plan"). As a part of this plan, we reduced our workforce by 3 employees, which represented approximately 9% of the total employees in this segment. We also implemented temporary salary reductions for certain employees of this segment, and, effective January 1, 2009, we implemented additional temporary and permanent cost reductions associated with our employee benefit plans, similar to those discussed above for the Q3 2008 MP Plan. The total costs incurred related to this action were $8, which represented one-time termination benefits. This action was completed in the third quarter of 2008.

On November 19, 2008, we approved a further reduction in workforce in our Electrical Product segment of 10 employees, representing approximately 36% of the total employees in this segment (the "Q4 2008 EP Plan"). We incurred $77 in total costs related to this action for one-time termination benefits. This action was taken to reduce the operating expenses of this segment in response to continued operating losses. These actions were completed during the fourth quarter of 2008.

Our restructuring costs for the year ended December 31, 2008 are summarized as follows:

	Q2 2008 MP Workforce Reduction	Q3 2008 MP Plan	Q4 2008 MP Plan	Q3 2008 EP Plan	Q4 2008 EP Plan	Total
Balance - January 1, 2008	$ -	$ -	$ -	$ -	$ -	$ -
Accruals for one-time termination benefits and facility closure costs	200	331	101	8	77	717
Severance and other cash payments related to one-time termination benefits and facility closure costs	(200)	(259)	(73)	(5)	(39)	(576)
Balance - December 31, 2008	$ -	$ 72	$ 28	$ 3	$ 38	$ 141

(6) MAJOR CUSTOMERS

Texas Instruments Incorporated accounted for 14% and 16% of our consolidated net revenues in 2009 and 2008, respectively. While all three of our operating segments sold to this customer, these revenues were primarily generated by our Mechanical Products segment. During the years ended December 31, 2009 and 2008, no other customer accounted for 10% or more of our consolidated net revenues.

(In thousands, except share and per share data)

(7) INVENTORIES

Inventories held at December 31 were comprised of the following:

	2009	2008
Raw materials	$2,176	$3,145
Work in process	285	298
Inventory consigned to others	72	165
Finished goods	531	585
	$3,064	$4,193

(8) OTHER ACCRUED EXPENSES

Other accrued expenses consist of the following:

	December 31,	
	2009	2008
Accrued rent	$147	$184
Accrued repairs	153	153
Accrued customer obligations	92	92
Other	63	124
	$455	$553

(9) DEBT

Notes Payable to Stockholder

As a result of our acquisition of Sigma as more fully discussed in Note 3, we have non-negotiable promissory notes in an aggregate principal amount of $1,525 outstanding at December 31, 2009 and 2008. The notes bear interest at the prime rate plus 1.25% and are secured by the assets of Sigma. Interest is payable annually on the anniversary of closing. Principal is payable in four equal annual installments of $381 beginning on October 6, 2010.

Line of Credit

As of December 31, 2009, we have a secured credit facility that provides for maximum borrowings of $250. We have not used this credit facility to borrow any funds. Our usage consists of the issuance of letters of credit in the face amount of $250. This facility had been secured by all assets of inTEST Corporation, Temptronic Corporation and inTEST Silicon Valley Corporation, excluding all patents, trademarks and applications for same. During the quarter ended September 30, 2009, we agreed with the lender who provides this secured credit facility to release their liens against the assets of our operations in exchange for pledged certificates of deposit totaling $250. These certificates of deposit are included in Other Assets on our balance sheet. The loan agreement for this facility contained certain negative covenants regarding, among other things, acquisitions and additional debt. In 2009, we had notified the lender that our 2008 acquisitions may have violated these covenants and the lender has provided waivers of those covenant violations as well as eliminated those covenants going forward. We pay a quarterly fee of 1.5% per annum on the total amount of the outstanding letters of credit. This credit facility expires on September 30, 2010.

Letters of Credit

At each of December 31, 2009 and 2008, we had an outstanding letter of credit in the amount of $200. This letter of credit was originally issued in December 2000 as a security deposit under a lease that our Temptronic subsidiary entered into for its facility in Sharon, Massachusetts. This letter of credit expires January 1, 2011; however, the terms of the lease require that the letter of credit be renewed at least thirty days prior to its expiration date for successive terms of not less than one year throughout the entire lease term, which ends February 28, 2011.

(In thousands, except share and per share data)

(9) DEBT (Continued)

At each of December 31, 2009 and 2008, we also had an outstanding letter of credit in the amount of $50. This letter of credit was issued in September 2004 as a portion of the security deposit under a lease that we entered into for a facility for our Electrical Products operation based in northern California. This letter of credit expires September 13, 2010, however, the terms of the lease require that the letter of credit be renewed at least thirty days prior to its expiration date for successive terms of not less than one year until June 30, 2012, which is sixty days after the expiration of the lease term.

(10) LEASEHOLD IMPROVEMENTS AND DEFERRED RENT

We record tenant improvements made to our leased facilities based on the amount of the total cost to construct the improvements regardless of whether a portion of that cost was paid through an allowance provided by the facility's landlord. The amount of the allowance, if any, is recorded as deferred rent. We amortize deferred rent on a straight-line basis over the lease term and record the amortization as a reduction of rent expense.

In addition, certain of our operating leases contain predetermined fixed escalations of minimum rentals during the original lease terms. For these leases, we recognize the related rental expense on a straight-line basis over the life of the lease and record the difference between the amounts charged to operations and amounts paid as accrued rent which is included in other accrued expenses on our balance sheet.

During 2005, we recorded $854 of additions to our leasehold improvements which were paid for on our behalf by the landlord of our facility in San Jose, California. We occupied this facility during the first quarter of 2005. We also recorded this amount as deferred rent. Amortization of deferred rent for the years ended December 31, 2009 and 2008 was $118 and $118, respectively.

(11) COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

We lease our offices, warehouse facilities, automobiles and certain equipment under noncancellable operating leases which expire at various dates through 2021. Total rental expense for the years ended December 31, 2009 and 2008 was $1,664 and $1,674, respectively.

In December 2009, we requested and received a two month extension to the existing lease on our Cherry Hill, New Jersey facility. This lease extension was granted in connection with our planned relocation from our Cherry Hill, New Jersey facility to a smaller facility located in Mount Laurel, New Jersey. We expect to sign the lease for the Mount Laurel, New Jersey facility early in the second quarter of 2010. This lease will expire 123 months after we take occupancy, which is expected to occur in late October 2010. The aggregate minimum rental commitments under the noncancellable operating leases in effect at December 31, 2009 as well as the operating lease for the Mount Laurel, New Jersey facility which we expect to sign early in the second quarter of 2010 are as follows:

2010	$1,590
2011	$ 746
2012	$ 486
2013	$ 389
2014	$ 385
Thereafter	$2,784
	$6,380

(In thousands, except share and per share data)

(12) GUARANTEES

Product Warranties

Warranty expense for the years ended December 31, 2009 and 2008 was $63 and $55, respectively. The following table sets forth the changes in the liability for product warranties for the years ended December 31, 2009 and 2008:

	2009	2008
Balance - Beginning of period	$ 281	$ 387
Payments made under warranty	(116)	(161)
Accruals for product warranty	63	55
Balance - End of period	$ 228	$ 281

U.K. Lease Guarantee

In connection with the closure of our U.K manufacturing operation in 2005, we have entered into a sub-leasing arrangement for the facility which was occupied by this operation prior to its closure. As a condition of the sub-lease, the landlord of this facility has required that we guarantee the performance of the sub-lessee with respect to the lease payments. We have performed a credit analysis of the sub-lessee and believe that a default by them with regard to their obligations under the sub-lease agreement is remote. However, as of December 31, 2009, there was approximately $89 of future payments that we would be obligated to make if the sub-lessee were to default and we were unable to enter into a new sub-lease agreement with another party. Our original lease on this facility extends through December 31, 2010. As of December 31, 2009 we have not recorded any amounts in our financial statements related to this guarantee.

(13) INCOME TAXES

We are subject to Federal and certain state income taxes. In addition, we are taxed in certain foreign countries. The cumulative amount of undistributed earnings of certain of our foreign subsidiaries which we consider to be permanently reinvested and, as a result, for which U.S. income taxes have not been provided was $1,373 at December 31, 2009. At December 31, 2008 there was an accumulated deficit of $(2,460).

Earnings (loss) before income taxes was as follows:

	Years Ended December 31,	
	2009	2008
Domestic	$(3,820)	$(6,915)
Foreign	(1,075)	(2,165)
	$(4,895)	$(9,080)

Income tax expense (benefit) was as follows:

	Years Ended December 31,	
	2009	2008
Current		
Domestic – Federal	$ -	$ -
Domestic – state	(20)	(54)
Foreign	(32)	107
	(52)	53
Deferred	-	-
Income tax expense (benefit)	$(52)	$ 53

(In thousands, except share and per share data)

(13) INCOME TAXES (Continued)

During 2009 and 2008, we repatriated $21 and $1,200, respectively, in foreign earnings for which no U.S. income taxes had previously been provided as we had considered these amounts to be permanently reinvested. There was no tax effect of this distribution as it was offset by our net operating loss carryforwards.

Deferred income taxes reflect the net tax effect of net operating loss and credit carryforwards as well as temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following is a summary of the significant components of our deferred tax assets and liabilities as of December 31, 2009 and 2008:

	December 31,	
	2009	**2008**
Deferred tax assets:		
Net operating loss (Federal, state and foreign)	$6,565	$5,267
Depreciation of property and equipment	1,131	1,251
Foreign tax credit carryforward	836	833
Inventories	320	444
Accrued vacation pay	74	149
Accrued warranty	64	52
Allowance for doubtful accounts	58	41
Accrued bonuses	5	6
Other	62	59
	9,115	8,102
Valuation allowance	(8,599)	(7,159)
Deferred tax assets	516	943
Deferred tax liabilities:		
Net intangible assets	(460)	(511)
Unremitted earnings of foreign subsidiaries	(56)	(429)
Accrued royalty income	-	(3)
Deferred tax liabilities	(516)	(943)
Net deferred tax asset	$ -	$ -

The valuation allowance for deferred tax assets as of the beginning of 2009 and 2008 was $7,159 and $5,112, respectively. The net change in the valuation allowance for the years ended December 31, 2009 and 2008 was an increase of $1,440 and $2,047, respectively. In assessing the ability to realize the deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the total deferred tax assets, we will need to generate future taxable income prior to the expiration of net operating loss and credit carryforwards which expire in various years through 2029. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are deductible, we believe it is more likely than not that we will not realize the benefit of the deferred tax asset and, as a result, have recorded a full valuation allowance at December 31, 2009.

(In thousands, except share and per share data)

(13) INCOME TAXES (Continued)

An analysis of the effective tax rate for the years ended December 31, 2009 and 2008 and a reconciliation from the expected statutory rate of 34% is as follows:

	Years Ended December 31,	
	2009	**2008**
Expected income tax (benefit) provision at U.S. statutory rate	$(1,664)	$(3,087)
Increase (decrease) in tax from:		
Effects of NOL and tax credit carryforwards and changes in valuation allowance	1,345	2,616
Repatriation of international earnings	225	408
Nondeductible expenses	98	162
Foreign income tax rate differences	(50)	(11)
State tax expense (credit)	(13)	(35)
Tax impact of liquidation of foreign subsidiary	7	-
Income tax expense (benefit)	$ (52)	$ 53

In accounting for income taxes, we follow the guidance in ASC Topic 740 (Income Taxes) regarding the recognition and measurement of uncertain tax positions in our financial statements. Recognition involves a determination of whether it is more likely than not that a tax position will be sustained upon examination with the presumption that the tax position will be examined by the appropriate taxing authority having full knowledge of all relevant information. Our policy is to record interest and penalties associated with unrecognized tax benefits as additional income taxes in the statement of operations. As of December 31, 2009 and 2008, we did not have an accrual for uncertain tax positions.

We file U.S. income tax returns and multiple state and foreign income tax returns. With few exceptions, the U.S. and state income tax returns filed for the tax years ending on December 31, 2006 and thereafter are subject to examination by the relevant taxing authorities.

(14) LEGAL PROCEEDINGS

From time to time we may be a party to legal proceedings occurring in the ordinary course of business. We are not currently involved in any legal proceedings the resolution of which we believe could have a material effect on our business, financial position, results of operations or long-term liquidity.

(15) RELATED PARTY TRANSACTIONS

On June 30, 2005, in connection with the closing of our U.K. manufacturing operation, we sold certain assets of this operation, including the machine shop assets, to the then managing director of our U.K. manufacturing operation for $132. In connection with this transaction, we took back a $132 note receivable with a five-year term with interest payable quarterly at the rate of 4.5%. At December 31, 2009 and 2008, the balance outstanding under this note receivable was $19 and $23, respectively, and is included in Other Assets on our balance sheet.

As of December 31, 2009 and 2008, we have notes payable in the aggregate amount of $1,525 to one of our stockholders, Sandy Hoover. This note payable is a result of our acquisition of Sigma which is more fully discussed in Note 3. The terms of the note are discussed in Note 9.

(In thousands, except share and per share data)

(16) STOCK-BASED COMPENSATION PLAN

As of December 31, 2009 and 2008, we have outstanding stock options and unvested restricted stock awards granted under the Amended and Restated 1997 Stock Plan (the "1997 Stock Plan") as well as under the inTEST Corporation 2007 Stock Plan (the "2007 Stock Plan"). As of March 31, 2007, no additional stock options or shares of restricted stock may be granted under the 1997 Plan.

The 2007 Stock Plan was approved at our annual meeting of stockholders held on June 13, 2007, upon the recommendation of our Board of Directors. The 2007 Stock Plan permits the granting of stock options or restricted stock, for up to 500,000 shares of our common stock, to officers, other key employees and consultants. A description of the 2007 Stock Plan, including the full text of the 2007 Stock Plan, is contained in the proxy statement for our 2007 annual meeting of stockholders. As of December 31, 2009, 440,000 shares remain available to grant under the 2007 Stock Plan.

We have not granted any stock options during 2009 or 2008. Our unvested restricted stock awards outstanding are accounted for based on their grant date fair value. As of December 31, 2009, total compensation expense to be recognized in future periods was $177. All of this expense is related to nonvested shares of restricted stock. The weighted average period over which this expense is expected to be recognized is 1.4 years.

Stock Options

The following table summarizes the stock option activity for the two years ended December 31, 2009:

	Number of Shares	Weighted Average Exercise Price
Options outstanding, January 1, 2008 (466,500 exercisable)	466,500	$3.52
Granted	-	-
Exercised	-	-
Canceled	(46,500)	4.19
Options outstanding, December 31, 2008 (420,000 exercisable)	420,000	3.44
Granted	-	-
Exercised	-	-
Canceled	(12,000)	3.29
Options outstanding, December 31, 2009 (408,000 exercisable)	408,000	3.45

The following table summarizes information about stock options outstanding at December 31, 2009:

Range of Exercise Prices	Number Outstanding and Exercisable at December 31, 2009	Weighted Average Remaining Life	Weighted Average Exercise Price	Aggregate Intrinsic Value
$2.99 - $3.35	332,000	2.93 years	$3.10	$ -
$3.61 - $4.00	41,000	2.53 years	$3.78	-
$5.66 - $6.75	35,000	2.39 years	$6.35	-
	408,000		$3.45	$ -

The aggregate intrinsic value in the table above, if any, represents the total pretax intrinsic value, based on a closing price for our stock of $1.73 at December 31, 2009, assuming all option holders exercised their stock options that were in-the-money as of that date. In general, it is our policy to issue new shares upon the exercise of stock options.

(In thousands, except share and per share data)

(16) STOCK-BASED COMPENSATION PLAN (Continued)

Restricted Stock Awards

We record compensation expense for restricted stock awards (nonvested shares) based on the quoted market price of our stock at the grant date and amortize the expense over the vesting period. Restricted stock awards generally vest over four years. The following table summarizes the compensation expense we recorded during 2009 and 2008, respectively, related to nonvested shares:

	Years Ended December 31,	
	2009	2008
Cost of revenues	$ 5	$ 22
Selling expense	11	28
Engineering and product development expense	24	48
General and administrative expense	93	320
	$133	$418

There was no compensation expense capitalized in 2009 or 2008. The following table summarizes the activity related to nonvested shares for the two years ended December 31, 2009:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested shares outstanding, January 1, 2008	225,750	$4.29
Granted	-	-
Vested	(99,250)	4.48
Forfeited	(7,500)	4.24
Nonvested shares outstanding, December 31, 2008	119,000	4.14
Granted	-	-
Vested	(36,750)	4.12
Forfeited	(15,750)	4.09
Nonvested shares outstanding, December 31, 2009	66,500	4.14

The total fair value of the shares which vested during the years ended December 31, 2009 and 2008 was $6 and $95, respectively.

(17) EMPLOYEE BENEFIT PLANS

We have a defined contribution 401(k) plan for our employees who work in the U.S. (the "inTEST 401(k) Plan"). Sigma, which we acquired in October 2008 as discussed more fully in Note 3, also had a defined contribution 401(k) plan for its employees. Effective February 1, 2009, we merged the defined contribution 401(k) plan of Sigma into the inTEST 401(k) Plan. All permanent employees of inTEST Corporation, inTEST Silicon Valley Corp and Sigma who are at least 18 years of age are eligible to participate in the plan. We match employee contributions dollar for dollar up to 10% of the employee's annual compensation, with a maximum limit of $5. Employer contributions vest over four years. Matching contributions are discretionary. At various points in time in the past, these matching contributions have been temporarily suspended as a part of our cost containment efforts. Effective January 1, 2009, we have suspended matching contributions for the domestic operations within our Mechanical and Electrical Products segments. Sigma, which is included in our Thermal Products segment, continued to match employee contributions throughout 2009. For the years ended December 31, 2009 and 2008, we contributed $17 and $266 to the plan, respectively.

(In thousands, except share and per share data)

(17) EMPLOYEE BENEFIT PLANS (Continued)

Temptronic adopted a defined contribution 401(k) plan for its domestic employees in 1988, that was merged into the inTEST 401(k) Plan effective September 1, 2002. The inTEST 401(k) Plan retains the matching provisions of the prior Temptronic plan for all Temptronic employees. Temptronic matches employee contributions $0.50 on the dollar up to 6% of the employees' annual compensation, with a maximum limit of $3. Matching contributions are discretionary. The eligibility and vesting provisions of the prior Temptronic plan have been conformed to those for inTEST Corporation, inTEST Silicon Valley Corporation and Sigma employees. Effective April 1, 2009, we have suspended matching contributions. For the years ended December 31, 2009 and 2008, Temptronic contributed $18 and $71 to the plan, respectively.

In addition to the employer matching for which Temptronic employees are eligible, upon the termination of the Temptronic Equity Participation Plan ("EPP"), we also acknowledged that it was our intention to contribute $3,000 in the aggregate to the inTEST 401(k) Plan as a form of profit sharing (not to exceed $300 per year) for the benefit of Temptronic employees. The amount of these contributions approximates the amount that we had been committed to contribute to the EPP as of its termination date. All such profit sharing contributions are at the discretion of management, and will be allocated to employees annually in the same manner in which the shares held by the EPP had been allocated. The vesting provisions for these contributions will be the same as those of the inTEST 401(k) Plan. Effective January 1, 2009, we temporarily suspended profit sharing contributions due to operating losses being incurred by Temptronic. Accruals for profit sharing contributions totaling $0 and $300 were made during 2009 and 2008, respectively. Through December 31, 2009, we had made a total of $1,328 in profit sharing contributions. We have historically funded these contributions through the use of treasury shares during the quarter subsequent to the quarter in which we record the profit sharing liability, although management has the discretion to use cash to fund these contributions. Our current intention is to use cash to fund these contributions when our stock price is below $3.00 per share.

(18) SEGMENT INFORMATION

We have three reportable segments, which are also our reporting units: Mechanical Products, Thermal Products and Electrical Products.

The Mechanical Products segment includes the operations of our Cherry Hill, New Jersey manufacturing facility as well as the operations of three of our foreign subsidiaries: Intestlogic GmbH (Germany), inTEST KK (Japan) and inTEST Pte, Limited (Singapore). Diamond, which we acquired in July 2008, as more fully discussed in Note 3, is included in the operations of our Cherry Hill, New Jersey manufacturing facility. As discussed more fully in Note 5, we closed Intestlogic GmbH during the fourth quarter of 2008 and we closed inTEST KK during the fourth quarter of 2009. In addition, we reduced our workforce significantly at inTEST Pte and have centralized the manufacturing of all Mechanical Products in our Cherry Hill, New Jersey manufacturing facility. As a result of this workforce reduction and centralization of manufacturing operations, the remaining operations at inTEST Pte will be primarily the sale and servicing of Thermal Products. As a result, effective January 1, 2010, this operation will be included in our Thermal Products segment for reporting. Sales of our Mechanical Products segment consist primarily of manipulator and docking hardware products, which we design, manufacture and market. In addition, this segment provides post warranty service and support for various ATE equipment.

The Thermal Products segment includes the operations of Temptronic Corporation in Sharon, Massachusetts, Temptronic GmbH (Germany) and Sigma, which we acquired in October 2008, as more fully discussed in Note 3. As noted above, effective January 1, 2010, this segment will also include the operations of inTEST Pte, Limited. Sales of this segment consist primarily of temperature management systems which we design, manufacture and market under our Temptronic and Sigma Systems product lines. In addition, this segment provides post warranty service and support.

The Electrical Products segment includes the operations of inTEST Silicon Valley Corporation. Sales of this segment consist primarily of tester interface products which we design, manufacture and market.

We operate our business worldwide, and all three segments sell their products both domestically and internationally. All three segments sell to semiconductor manufacturers, third-party test and assembly houses and ATE manufacturers. Our Thermal Products segment also sells into a variety of industries outside of the semiconductor industry, including the aerospace, automotive, communications, consumer electronics, defense and medical industries. Intercompany pricing between segments is either a multiple of cost for component parts or list price for finished goods.

(In thousands, except share and per share data)

(18) SEGMENT INFORMATION (Continued)

	Years Ended December 31,	
	2009	**2008**
Net revenues from unaffiliated customers:		
Mechanical Products	$ 9,961	$15,001
Thermal Products	11,952	18,753
Electrical Products	2,760	6,759
Intersegment sales	(1,174)	(1,723)
	$23,499	$38,790
Intersegment sales:		
Mechanical Products	$ 11	$ 27
Thermal Products	818	1,237
Electrical Products	345	459
	$ 1,174	$ 1,723
Depreciation/amortization:		
Mechanical Products	$ 40	$ 317
Thermal Products	458	382
Electrical Products	3	374
	$ 501	$ 1,073
Operating income (loss):		
Mechanical Products	$ (2,378)	$ (8,363)
Thermal Products	(1,818)	485
Electrical Products	(886)	(1,572)
Corporate	36	10
	$ (5,046)	$(9,440)
Earnings (loss) before income taxes:		
Mechanical Products	$ (2,253)	$(8,002)
Thermal Products	(1,767)	484
Electrical Products	(911)	(1,572)
Corporate	36	10
	$ (4,895)	$(9,080)
Income tax expense (benefit):		
Mechanical Products	$ (49)	$ 46
Thermal Products	(3)	7
Electrical Products	-	-
Corporate	-	-
	$ (52)	$ 53
Net earnings (loss):		
Mechanical Products	$ (2,204)	$ (8,048)
Thermal Products	(1,764)	477
Electrical Products	(911)	(1,572)
Corporate	36	10
	$ (4,843)	$ (9,133)
Capital expenditures:		
Mechanical Products	$ 2	$ 97
Thermal Products	65	208
Electrical Products	19	95
	$ 86	$ 400

(In thousands, except share and per share data)

(18) SEGMENT INFORMATION (Continued)

	December 31,	
	2009	**2008**
Identifiable assets:		
Mechanical Products	$ 5,525	$ 7,128
Thermal Products	8,433	12,018
Electrical Products	1,186	1,346
	$15,144	$20,492

The following table provides information about our geographic areas of operation. Net revenues from unaffiliated customers are based on the location of the selling entity.

	Years Ended December 31,	
Net revenues from unaffiliated customers:	**2009**	**2008**
U.S.	$20,210	$29,225
Europe	1,490	3,888
Asia-Pacific	1,799	5,677
	$23,499	$38,790

	December 31,	
Long-lived assets:	**2009**	**2008**
U.S.	$200	$474
Europe	91	125
Asia-Pacific	6	18
	$297	$617

(19) QUARTERLY CONSOLIDATED FINANCIAL DATA (Unaudited)

The following tables present certain unaudited consolidated quarterly financial information for each of the eight quarters ended December 31, 2009. In our opinion, this quarterly information has been prepared on the same basis as the consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information for the periods presented. The results of operations for any quarter are not necessarily indicative of results for the full year or for any future period.

Year-over-year quarterly comparisons of our results of operations may not be as meaningful as the sequential quarterly comparisons set forth below that tend to reflect the cyclical activity of the semiconductor industry as a whole. Quarterly fluctuations in expenses are related directly to sales activity and volume and may also reflect the timing of operating expenses incurred throughout the year.

	Quarters Ended				
	3/31/09(1)	6/30/09(2)	9/30/09(3)	12/31/09(4)	Total
Net revenues	$ 4,395	$ 4,672	$ 6,009	$ 8,423	$23,499
Gross margin	803	1,416	2,432	3,162	7,813
Earnings (loss) before income tax expense (benefit)	(2,754)	(1,960)	(277)	96	(4,895)
Income tax expense (benefit)	1	(8)	1	(46)	(52)
Net earnings (loss)	(2,755)	(1,952)	(278)	142	(4,843)
Net earnings (loss) per common share – basic	$(0.28)	$(0.20)	$(0.03)	$0.01	$(0.49)
Weighted average common shares outstanding – basic	9,956,989	9,973,225	9,982,972	9,987,456	9,975,266
Net earnings (loss) per common share – diluted	$(0.28)	$(0.20)	$(0.03)	$0.01	$(0.49)
Weighted average common shares outstanding – diluted	9,956,989	9,973,225	9,982,972	9,987,456	9,975,266

(In thousands, except share and per share data)

(19) QUARTERLY CONSOLIDATED FINANCIAL DATA (Unaudited) (Continued)

	Quarters Ended				
	3/31/08	6/30/08(5)	9/30/08(6)	12/31/08(7)	Total
Net revenues	$11,304	$11,497	$ 9,159	$ 6,830	$38,790
Gross margin	4,453	4,523	2,962	1,847	13,785
Loss before income tax expense (benefit)	(1,264)	(1,310)	(1,995)	(4,511)	(9,080)
Income tax expense (benefit)	62	47	37	(93)	53
Net loss	(1,326)	(1,357)	(2,032)	(4,418)	(9,133)
Net loss per common share – basic	$(0.14)	$(0.15)	$(0.22)	$(0.45)	$(0.97)
Weighted average common shares outstanding – basic	9,307,670	9,323,975	9,337,092	9,888,043	9,465,006
Net loss per common share – diluted	$(0.14)	$(0.15)	$(0.22)	$(0.45)	$(0.97)
Weighted average common shares outstanding – diluted	9,307,670	9,323,975	9,337,092	9,888,043	9,465,006

(1) The quarter ended March 31, 2009 included $60 of restructuring charges.
(2) The quarter ended June 30, 2009 included $269 of restructuring charges.
(3) The quarter ended September 30, 2009 included $27 of restructuring charges.
(4) The quarter ended December 31, 2009 included $307 of restructuring charges.
(5) The quarter ended June 30, 2008 included $200 of restructuring charges.
(6) The quarter ended September 30, 2008 included a $133 charge for impairment of long-lived assets and $61 of restructuring charges.
(7) The quarter ended December 31, 2008 included a $130 charge for impairment of goodwill, a $1,244 charge for impairment of long-lived assets and $456 of restructuring charges.

(20) SUBSEQUENT EVENTS

Effective January 1, 2010, we restored all of the temporary salary reductions we implemented in 2008 and 2009 for our domestic employees, with the exception of the salary of our Executive Chairman, which was restored to approximately 65% of its full reinstated level, reflecting a voluntary continued 35% reduction in his salary. We currently plan to restore the 401(k) Plan discretionary matching contribution for all domestic employees on April 1, 2010. This discretionary matching contribution was suspended for most of these employees at the beginning of 2009.

In addition, on March 11, 2010, we issued 250,000 shares of restricted stock to various employees and directors. Based on a grant date fair value of $1.42 per share, we will record total compensation expense of $355 related to these shares. This expense will be recorded on a straight-line basis over the four year vesting period.

inTEST CORPORATION
SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance at Beginning of Period	Expense (Recovery)	Deductions	Balance at End of Period
Year Ended December 31, 2008				
Allowance for doubtful accounts	109	61	(22)	148
Warranty reserve	387	55	(161)	281
Year Ended December 31, 2009				
Allowance for doubtful accounts	148	45	(39)	154
Warranty reserve	281	63	(116)	228

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CORPORATE INFORMATION

Executive Officers

Alyn R. Holt
Executive Chairman

Robert E. Matthiessen
President and Chief Executive Officer

Hugh T. Regan, Jr.
Secretary, Treasurer and Chief Financial Officer

Daniel J. Graham
Senior Vice President and General Manager—Mechanical Products Segment and Electrical Products Segment

James Pelrin
Vice President and General Manager—Thermal Products Segment

Board of Directors

Alyn R. Holt
Executive Chairman, inTEST Corporation

Robert E. Matthiessen
President and CEO, inTEST Corporation

Stuart F. Daniels, Ph.D.
Principal, The Daniels Group, Technology Assessment, Protection and Commercialization Consulting

James J. Greed, Jr.
Principal, Foothill Technology, Consulting to the Semiconductor Industry

James W. Schwartz, Esq.
Of Counsel, Saul Ewing LLP

Thomas J. Reilly, Jr.
Retired, Former Audit Partner at Arthur Anderson LLP

Legal Counsel

Saul Ewing LLP
Centre Square West
1500 Market Street—38th Floor
Philadelphia, PA 19102-2186

Independent Registered Public Accounting Firm

McGladrey & Pullen, LLP
One Valley Square, Suite 250
512 Township Line Road
Blue Bell, PA 19422-2700

Transfer Agent

Computershare Investor Services
P. O. Box 43070
Providence, RI 02940-3070
800-962-4284

Investor Relations

Global IR Partners
Two Park Place, #2
Bronxville, New York 10708
914-337-8801
intt@globalirpartners.com

Annual Stockholders' Meeting

Our 2010 Annual Meeting of Stockholders will be held at 11:00 A.M. Eastern Daylight Time on Tuesday, August 10, 2010, at our offices, 7 Esterbrook Lane, Cherry Hill, NJ 08003.

Availability of Annual Report on Form 10-K

A copy of our Annual Report on Form 10-K for the year ended December 31, 2009 (excluding exhibits) as filed with the Securities and Exchange Commission is available to any stockholder without charge, upon written request to Hugh T. Regan, Jr., Secretary, inTEST Corporation, 7 Esterbrook Lane, Cherry Hill, NJ 08003, or by calling (856) 424-6886. Copies of the exhibits filed therewith will be provided upon written request to the Secretary of the Corporation and payment of a reasonable fee (which will not exceed our expense incurred in connection with providing such copies). In addition, our Annual Report on Form 10-K and all exhibits are available at no charge by accessing the Investor Relations page of our website, at http://investor.shareholder.com/intest/index.cfm, or the SEC's website, at www.sec.gov.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com



inTEST Corporation

Corporate Headquarters

7 Esterbrook Lane

Cherry Hill, NJ 08003 USA

Tel (856) 424-6886

Fax (856) 751-1222

www.intest.com

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